TOYOTA

TOYOTA INDUSTRIES CORPORATION
Head Office
Accounting Department
2-1,Toyoda-cho,Kariya-shi,
Aichi 448-8671 Japan
TEL : +81-566-22-2511
FAX : +81-566-27-5653
URL : www.toyota-industries.com

03 JUN 30 AM 7:21


03024101

June 25, 2003

File No. 82-5112
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C.20549

SUPPL

Re: TOYOTA INDUSTRIES CORPORATION - Rule12g3-2(b)

Dear Sir / Madam;

In order for us to comply with the requirements of Rule 12g3-2(b), we, TOYOTA INDUSTRIES CORPORATION ("TICO" or the "Company"), enclose herewith Exhibits 1 through 9, listed in the attached sheet, which are the English versions, English translations, adequate summaries and/or brief descriptions in English of the documents which were published by the Company in the period from October 1, 2002 to March 31, 2003 and which are all the documents of the Company required to be furnished to SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you the English versions, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

PROCESSED
JUL 11 2003
THOMSON
FINANCIAL

Yours faithfully,

TOYOTA INDUSTRIES CORPORATION

By [signature]
Name: Masanori Itoh
Title : Managing Director

dlw 6/30

end of 2004 for small passenger cars to be built at Toyota Peugeot Citroën Automobile Czech (TPCA) - a joint venture in the Czech Republic by TMC and PSA Peugeot Citroën due to go on-line in 2005.

Outline of TMIP

Location	Jelcz-Laskowice, Republic of Poland
Name	Toyota Motor Industries Poland Sp.zo.o (TMIP)
Share distribution	TMEM[3]: 60%, TICO: 40%
Product line	2.0-liter -class diesel for the TMUK/TMMT Corolla and the TMUK Avensis
Production capacity	120,000 units/year (at the start of production)
Site area	Approx. 300,000 m^2
Floor space	Approx. 35,000 m^2
Investment	170 million euros (approx. 20 billion yen)
Date of establishment	End of October 2002
Start of production	Beginning of 2005
Number of employees	350

1. Formerly Toyoda Automatic Loom Works, Ltd.
2. Toyota Motor Europe S.A./N.V., a 100%-owned subsidiary of TMC
3. Toyota Motor Engineering & Manufacturing Europe S.A./N.V., a 100%-owned subsidiary of TME which manages Toyota's European manufacturing and engineering operations

Exhibit 1

(Brief Description)

Press Release on "TMC, TICO to Build Diesel Engine Plant in Poland"

October 16, 2002

TOYOTA MOTOR CORPORATION (TMC) and TOYOTA INDUSTRIES CORPORATION(TICO)[1], in view of the rising demand for diesel-powered vehicles in Europe, announced today plans to build a diesel engine plant in southwest Poland to supply 2.0-liter-class diesel power units to Toyota vehicles made in the U.K. and Turkey. Toyota Motor Industries Poland Sp.zo.o. (TMIP) will be formally established by the end of October, with production slated to start at the beginning of 2005.

TMC Managing Director Tokuichi Uranishi, TME[2] President & CEO Shuhei Toyoda and TICO Managing Director Norio Sato revealed the plans for the new plant, which will be located about 25km southeast of Poland's fourth-largest city of Wroclaw, during a press conference today at Poland's Economic Ministry in Warsaw. Representing the Polish government at the gathering were Polish Minister of Economy Jacek Piechota and Polish Undersecretary of Economic Ministry Ewa Freyberg, among other officials.

TMIP will have an annual production capacity of 120,000 units. Its 2.0-liter-class diesel engines will be destined for the Corolla produced at Toyota Motor Manufacturing (UK) Ltd. (TMUK) and Toyota Motor Manufacturing Turkey Inc. (TMMT) and the Avensis built at TMUK. It will be set up with an investment of 170 million euros (approximately 20 billion yen; 1 euro = 117 yen) and is expected to have a workforce of around 350 persons.

This new effort represents the latest addition to Toyota's manufacturing activities in Poland, following the start last April of manual transmission production at Toyota Motor Manufacturing Poland Sp.zo.o. (TMMP) in Walbrzych, Dolnoslaskie Province, for Toyota vehicles made in Europe. TMMP will also start producing gasoline engines and manual transmissions from the

* "Exchanges" means collectively The Tokyo Stock Exchange, The Osaka Securities Exchange and The Nagoya Stock Exchange, on each of which the Shares of TOYOTA INDUSTRIES CORPORATION are listed. "DKFB" means Director of Kanto Local Finance Bureau.

Attachment

List of material information made public in Japan from October 1, 2002 to March 31, 2003

	Date	Descriptions	Information * provided to
Exhibit 1	October 16, 2002	Press release on "TMC, TICO to Build Diesel Engine Plant in Poland" (Brief Description in English)	Public
Exhibit 2	October 28, 2002	Consolidated and Non-Consolidated Semiannual Financial Results for the six months ended September 30, 2002. (Translation in English)	Investors Exchanges
Exhibit 3	December 3, 2002	Press release on "TICO to issue Straight Bonds" (Brief Description in English)	Public
Exhibit 4	December 20, 2002	Semiannual Security Report of the Company for the six months ended September 30, 2002 (Brief Description in English)	DKFB Exchanges
Exhibit 5	December 25, 2002	Semiannual Report of the Company for the six months ended September 30, 2002	Investors Exchanges
Exhibit 6	January 17, 2003	Press release on "the Results of Repurchase of Shares through ToSTNeT-2" (Brief Description in English)	Public
Exhibit 7	February 18, 2003	Press release on "the Results of Tender Offer Shares" (Brief Description in English)	Public
Exhibit 8	February 26, 2003	Press release on "Business Collaboration with Trancom" (Brief Description in English)	Public
Exhibit 9	March 24, 2003	Press release on "Forklift Sales Company in Shanghai, China" (Brief Description in English)	Public

Exhibit 2

File No. 82-5112

FINANCIAL SUMMARY

FY2003 Semiannual

(April 1, 2002 through September 30, 2002)

TOYOTA INDUSTRIES CORPORATION

English translation from the original Japanese-language document

Cautionary Statement with Respect to Forward-Looking Statements

This financial summary contains projections and other forward-looking statements that involve risks and uncertainties. Such projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries Corporation and its Group companies regarding their plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this report and are not guarantees of future performance. These projections and forward-looking statements are subject to change without notice, and Toyota Industries Corporation and its Group companies will not necessarily inform you of such changes. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements discussed in this report. These risks and uncertainties include, but are not limited to, the following:

1) Domestic and overseas economic conditions, particularly levels of consumer spending, demand for our products and private sector capital expenditure
2) Adverse changes in laws and regulations, such as trade restrictions and tariffs, or stricter safety or emissions regulations, resulting in higher costs and/or sales restrictions
3) Currency exchange rate fluctuations, notably involving yen, U.S. dollars, Asian currencies and the euro—the currencies in which Toyota Industries Corporation and its Group companies have holdings and use to conduct their international business
4) Fluctuations in market prices of securities in which Toyota Industries Corporation and its Group companies have substantial holdings
5) The ability of Toyota Industries Corporation and its Group companies to maintain their strength in many product development and geographical areas, through such means as new product development and launches in highly competitive markets characterized by continual new product introductions, rapid technological advances and fluctuations in demand
6) Effects of natural disasters, terrorist activities or war
7) Other factors such as greater price competition in Asia, North America and Europe resulting from industry overcapacity or other factors; higher fuel prices; labor or other constraints on the ability of Toyota Industries Corporation and its Group companies to restructure their business; work stoppages at their or key supplier facilities; and the discovery of defects in their products resulting in delays in new product launches, recall campaigns, increased warranty costs or litigation.

October 28, 2002

Semiannual Consolidated Financial Results for FY2003

TOYOTA INDUSTRIES CORPORATION

(URL http://www.toyota-industries.com/) Stock exchange listings: Tokyo, Nagoya and Osaka (Ticker code: 6201)
President: Tadashi Ishikawa Location of the head office: Aichi prefecture, Japan
Contact person: Kakuo Ishikawa, General Manager of Accounting Department (Tel. +81-(0)566-22-2511)
Date of the meeting of the Board of Directors for consolidated semiannual financial results for FY2003: October 28, 2002
US GAAP: Not used

1. Financial Highlights for FY2003 Semiannual (April 1 – September 30, 2002)

(1) Consolidated financial results

(Amounts less than one million yen are omitted.)

	Net sales	(% change from previous year)	Operating income	(% change from previous year)	Ordinary income	(% change from previous year)
	Million yen	%	Million yen	%	Million yen	%
FY2003 Semiannual	**520,489**	**(8.7)**	**25,214**	**(3.3)**	**26,905**	**(1.0)**
FY2002 Semiannual	478,965	(39.1)	24,409	(13.6)	26,639	(32.4)
FY2002 Annual	980,163		46,330		47,865	

	Net income	(% change from previous year)	Net income per share - basic	Net income per share – diluted
	Million yen	%	Yen	Yen
FY2003 Semiannual	**13,614**	**(- 10.0)**	**43.57**	**39.27**
FY2002 Semiannual	15,135	(90.3)	48.35	43.55
FY2002 Annual	27,311		87.28	78.26

Notes: 1. Equity in net earnings (loss) of affiliates: FY2003 semiannual — (1,790) million yen, FY2002 semiannual — 544 million yen
FY2002 annual — (928) million yen
2. Average number of shares outstanding for each period
FY2003 semiannual — 312,497,068 shares , FY2002 semiannual — 313,026,498 shares , FY2002 annual — 312,912,039 shares
3. Changes in accounting policies: No change

(2) Consolidated financial position

	Total assets	Shareholders' equity	Ratio of shareholders' equity	Shareholders' equity per share
	Million yen	Million yen	%	Yen
FY2003 Semiannual	**1,692,294**	**823,013**	**48.6**	**2,639.45**
FY2002 Semiannual	1,613,296	784,521	48.6	2,508.06
FY2002 Annual	1,770,401	878,812	49.6	2,809.54

Note: Number of shares outstanding at the end of each period
FY2003 semiannual — 311,812,441 shares, FY2002 semiannual — 312,800,014 shares, FY2002 annual — 312,796,158 shares

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of period
	Million yen	Million yen	Million yen	Million yen
FY2003 Semiannual	**42,355**	**(42,845)**	**7,678**	**77,285**
FY2002 Semiannual	31,555	(57,327)	8,580	78,258
FY2002 Annual	81,078	(106,710)	1,225	71,119

(4) Scope of consolidation and equity method

Consolidated subsidiaries: 118 companies, Unconsolidated subsidiaries accounted for under the equity method: 2 companies
Affiliates accounted for under the equity method: 18 companies

(5) Changes in scope of consolidation and equity method

Consolidated subsidiaries: (increase) 7companies
Affiliate accounted for under the equity method : (increase) 3companies (decrease) 2 companies

2. Forecast of Consolidated Financial Results for FY2003 (April 1, 2002 - March 31, 2003)

	Net sales	Ordinary income	Net income
	Million yen	Million yen	Million yen
FY2003 Annual	1,060,000	50,000	25,000

Reference: (Forecast) Net income per share — basic (annual): 80.18 yen

Overview of Associated Companies

Toyota Industries Corporation and its associated companies (Toyota Motor Corporation which has Toyota Industries Corporation as an affiliate, Toyota Industries Corporation 's 120 subsidiaries and 25 affiliates) are engaged mainly in manufacture and sales of automobiles and related products, materials handling equipment, textile machinery and others. The associated companies' positions in the businesses and relation to the business segments are shown below.



Customers (Toyota Motor Corporation, etc.)
Overseas companies
(Manufacturing subsidiaries)
Michigan Automotive Compressor, Inc.
TD Deutsche Klimakompressor GmbH
ACTIS Manufacturing Ltd., LLC
(Manufacturing subsidiary)
Toyota Industry (Kunshan)Co., Ltd.
Overseas companies
(Sales and other subsidiaries and affiliates)
BT Industries Group (75 companies)
Toyota Material Handling USA, Inc.
Toyota-Lift of Los Angeles, Inc.
Toyota Truck Norge Group (4 companies)
Toyota Gabelstapler Deutschland GmbH
Toyota Industrial Equipment (UK) Group (2 Companies)
Toyota Industrial Equipment Europe Group(2 Companies)
(Manufacturing subsidiaries and affiliates)
BT Industries Group (7 companies)
Toyota Industrial Equipment Mfg., Inc.
Toyota Industrial Equipment, S.A.
North Vernon Industry Corp.
Overseas companies
(Sales subsidiary)
Toyoda Textile Machinery, Inc.
(Manufacturing subsidiary)
Kirloskar Toyoda Textile Machinery Ltd.
Domestic companies
(Manufacturing subsidiaries)
ALTEX Co., Ltd.
Izumi Machine Mfg. Co., Ltd.
Tokyu Co., Ltd.
Tokaiseiki Co., Ltd.
Iwama Loom Works, Ltd.
Mizuho Industry Co., Ltd.
Domestic companies
(Sales subsidiaries)
TOYOTA L&F Tokyo Co., Ltd.
Logistics Planning Tokyo Co., Ltd.
TOYOTA L&F Keiji Co., Ltd.
TOYOTA L&F Shizuoka Co., Ltd.
(Manufacturing affiliate)
Aichi Corporation
(Manufacturing subsidiaries)
Nishina Industrial Co., Ltd.
Suzaka Nishina Industrial Co., Ltd.
Mino Tokyu Co., Ltd.
Domestic companies
(Manufacturing subsidiary)
Kawamoto System Corporation
(Manufacturing subsidiary)
Hara Corporation
Domestic companies
(Manufacturing subsidiary)
TIBC Corporation
(Manufacturing affiliate)
ST Liquid Crystal Display Corp.
(Manufacturing subsidiary)
SKE Inc.
Automobile
Materials handling equipment
Textile machinery
Others
Toyota Industries Corporation

Management Policies

1. Basic Management Policies

The basic management policies of Toyota Industries Corporation and its Group companies ("Toyota Industries") are as follows:

(1) Toyota Industries is determined to comply with the letter and the spirit of the law, in Japan and overseas, and to be fair and transparent in all its dealings.

(2) Toyota Industries is respectful of the people, culture and tradition of each country and region in which it operates. It also works to promote economic growth and prosperity in those countries and regions.

(3) Toyota Industries believes that economic growth and conservation of the natural environment are compatible. It strives to offer products and services that are clean, safe and of high quality.

(4) Toyota Industries conducts intensive product research and forward-looking development activities to create new value for its customers.

(5) Toyota Industries nurtures the inventiveness and other abilities of its employees. It seeks to create a climate of cooperation, so that employees and the company can realize their full potential.

2. Basic Policy on the Distribution of Profits

Toyota Industries Corporation's dividend policy is based on maintaining stable dividends while giving full consideration to business performance, the dividend payout ratio and other factors as it makes every effort to meet the expectations of shareholders.

Toyota Industries Corporation will use retained earnings to aggressively pursue business expansion and strengthen its corporate constitution in order to secure future profits for its shareholders. It will also use retained earnings to purchase treasury stock.

3. Medium to Long-Term Management Strategies

In the medium to long term, Toyota Industries seeks to increase profitability and strengthen its management base. The group seeks to grow by placing a high priority on research and development, thereby enabling the group to bring to market leading-edge products and services.

For Toyota Industries, it is a top priority to develop safe, environmentally friendly products which are of high quality and satisfy changing customer needs. Toyota Industries is also determined to maintain and enhance its position as a leader in its business fields through vigorous sales efforts, superior service, cost reduction activities and constant enhancement of quality throughout all its operations.

Within the Automobile Segment, the Vehicle Business will strive to enhance production engineering technologies and product development capabilities in order to deliver outstanding customer satisfaction through its assembly of compact cars for Toyota Motor Corporation. Also within the Automobile Segment, the Car Air-Conditioning Compressor Business will solidify its global No. 1 position through advanced technologies and superior cost competitiveness.

The Materials Handling Equipment Segment will enhance its business by expanding its product line, bolstering marketing activities and offering optimal solutions to global customers in order to respond to their demand for lower materials handling costs.

The Textile Machinery Segment will continue to produce a high-quality range of spinning and weaving machinery. Toyota Industries will also strengthen the range and scope of its Electronics Busi-

4. Measures for Improvement of Corporate Management

In addition to the General Meeting of Shareholders, Board of Directors meetings, Board of Corporate Auditors meetings and other measures required by law, Toyota Industries Corporation established a "Code of Conduct Council" to verify all corporate activities from the viewpoint of legal requirements and corporate ethics. Toyota Industries Corporation also adopted guidelines regarding the conduct of employees, along with concerted efforts to ensure compliance.

Also, Toyota Industries continues to disclose full information about its financial position to shareholders and investors. The company will continue to ensure a high level of corporate accountability.

Business Results and Financial Position

1. Overview of Performance

During the first half of fiscal 2003 (the six months ended September 30, 2002), the Japanese economy remained sluggish. Although exports in certain industries increased, private sector capital investment and consumer spending continued to be stagnant. Overseas, prospects for the future remained uncertain.

Against this background, total consolidated net sales of Toyota Industries amounted to 520.4 billion yen, an increase of 41.5 billion yen, or 9%, compared with the first half of fiscal 2002. The following is a review of operations for the major business segments.

Net sales of the Automobile Segment totaled 291.2 billion yen, an increase of 25.1 billion yen, or 9%, over the first half of fiscal 2002. Within this segment, net sales of the Vehicle Business totaled 136.2 billion yen, an increase of 6.8 billion yen, or 5%, over the same period of fiscal 2002. This is because an increase in sales of the RAV4 outweighed decreased sales of the Vitz (Yaris in Europe). Net sales of the Engine Business totaled 58.4 billion yen, an increase of 6.4 billion yen, or 12%, over the first half of fiscal 2002, due mainly to increased sales of CD-type diesel engines and commencement of production of AZ-type gasoline engines. Net sales of the Car Air-Conditioning Compressor Business totaled 87.7 billion yen, an increase of 9.3 billion yen, or 12%, compared with the same period of fiscal 2002. Sales were up both in Japan and overseas, due mainly to new product development, strengthened sales activities and increased production capacity.

Net sales of the Materials Handling Equipment Segment totaled 181.0 billion yen, about the same as for the first half of fiscal 2002, due mainly to our vigorous sales promotion activities in adverse market conditions both in Japan and overseas. In April 2002, Toyota Industries Corporation entered into a comprehensive agreement on capital and business collaboration with Aichi Corporation in order to solidify its superior position in the special-purpose vehicle field.

Net sales of the Textile Machinery Segment totaled 22.8 billion yen, an increase of 6.7 billion yen, or 41%, over the first half of fiscal 2002, due mainly to a substantial increase in sales of air-jet looms, the Segment's primary product, in China.

In the first half of fiscal 2003, Toyota Industries' ordinary income amounted to 26.9 billion yen, an increase of 0.3 billion yen, or 1%, over the same period of fiscal 2002, as a result of active sales activities, enhanced cost-reduction efforts and improved productivity. Net income totaled 13.6 billion yen, a decrease of 1.5 billion yen, or 10%, from the same period of fiscal 2002. This was because loss from disposal of fixed assets that accompanied the relocation of plants was posted as an extraordinary loss.

Toyota Industries' Board of Directors voted to distribute an interim cash dividend of 10 yen per common share.

Net cash provided by operating activities was 42.3 billion yen, an increase of 10.8 billion yen over the first half of fiscal 2002. This was due mainly to income before income taxes and minority interest in consolidated subsidiaries of 25.3 billion yen for the period.

Net cash used in investing activities was 42.8 billion yen, a decrease of 14.5 billion yen from the same period of fiscal 2002, due primarily to purchase of property, plant and equipment in a total amount of 43.9 billion yen.

Net cash provided by financing activities was 7.6 billion yen, a decrease of 0.9 billion yen from the same period of fiscal 2002. This is because proceeds from long-term loans in an amount of 21.4 billion yen were offset by repayments of long-term loans in an amount of 8.3 billion yen.

After translation adjustments, cash and cash equivalents as of September 30, 2002 stood at 77.2 billion yen, a decrease of 1.0 billion yen from one year ago.

2. Forecast for the Fiscal Year Ending March 31, 2003

Toyota Industries anticipates a package of government-led economic recovery measures will be implemented to positive effect, but falling global stock prices and uncertainty over the U.S. economy will likely result in a rather sluggish business environment overall.

For fiscal 2003, ending March 31, 2003, Toyota Industries forecasts consolidated net sales of 1,060.0 billion yen and ordinary income of 50.0 billion yen. We are determined to develop new products that are of high quality and accommodate customer needs, as well as enhance sales, service and cost-reduction activities.

Consolidated Balance Sheets

	FY2003 (as of September 30, 2002)	FY2002 (as of March 31, 2002)	Increase (Decrease)	FY2002 (as of September 30, 2001)
(Assets)				
Current assets	**312,833**	**295,326**	**17,507**	**301,208**
Cash and deposits	58,234	50,278	7,956	76,060
Trade notes and accounts receivable	119,541	107,820	11,721	107,560
Marketable securities	27,715	28,820	(1,105)	15,741
Inventories	66,773	70,511	(3,738)	67,042
Deferred tax assets	12,657	10,080	2,577	8,885
Other current assets	29,703	29,732	(29)	27,513
Less - allowance for doubtful accounts	(1,791)	(1,917)	126	(1,594)
Fixed assets	**1,379,460**	**1,475,074**	**(95,614)**	**1,312,087**
Property, Plant and Equipment	**352,220**	**337,642**	**14,578**	**323,936**
Buildings and Structures	112,762	102,659	10,103	96,958
Machinery, equipment and vehicles	153,881	149,259	4,622	145,461
Tools, furniture and fixture	15,539	15,482	57	15,373
Land	54,160	46,549	7,611	46,311
Construction in progress	15,875	23,691	(7,816)	19,832
Intangible assets	**94,015**	**94,874**	**(859)**	**88,043**
Software	7,596	6,347	1,249	2,849
Goodwill	86,418	88,527	(2,109)	85,193
Investments and other assets	**933,224**	**1,042,557**	**(109,333)**	**900,107**
Investments in securities	876,337	986,354	(110,017)	845,971
Long-term loans	10,205	11,533	(1,328)	10,900
Long-term prepaid expenses	14,507	11,926	2,581	9,774
Deferred tax assets	2,825	2,237	588	2,309
Other investments and other assets	29,580	30,621	(1,041)	31,259
Less - allowance for doubtful accounts	(232)	(116)	(116)	(108)
Total assets	**1,692,294**	**1,770,401**	**(78,107)**	**1,613,296**

Notes:				
1. Accumulated depreciation of property, plant and equipment	462,195	447,600	14,595	434,791
2. Liabilities for guarantees	38,041	9,348	28,693	20,923
3. Number of shares of treasury stock	1,512,010	503,091	1,008,919	499,235
4. Allowance for retirement and severance benefits for directors and corporate auditors (included in allowance for retirement benefits)	2,536	2,371	165	2,213

(Yen in millions; amounts less than one million yen are omitted.)

	FY2003 (as of September 30, 2002)	FY2002 (as of March 31, 2002)	Increase (Decrease)	FY2002 (as of September 30, 2001)
(Liabilities)				
Current liabilities	**377,193**	**236,639**	**140,554**	**234,783**
Trade notes and accounts payable	111,741	111,251	490	103,810
Short-term bank loans	70,775	33,371	37,404	38,725
Current portion of bonds	20,000	-	20,000	-
Current portion of convertible bonds	75,692	-	75,692	-
Other payables	19,180	21,661	(2,481)	19,628
Accrued expenses	38,222	36,326	1,896	37,103
Accrued income taxes	12,207	8,611	3,596	10,891
Deposits received from employees	19,039	18,547	492	18,373
Deferred tax liabilities	963	493	470	64
Other current liabilities	9,370	6,375	2,995	6,186
Long-term liabilities	**469,390**	**636,094**	**(166,704)**	**577,220**
Bonds	120,300	140,300	(20,000)	140,300
Convertible bonds	-	75,742	(75,742)	75,742
Long-term loans	35,989	65,941	(29,952)	62,634
Deferred tax liabilities	271,111	315,978	(44,867)	262,548
Allowance for retirement benefits	32,663	28,839	3,824	27,683
Other long-term liabilities	9,325	9,292	33	8,311
Total liabilities	**846,584**	**872,733**	**(26,149)**	**812,004**
Minority interest in consolidated subsidiaries	**22,696**	**18,855**	**3,841**	**16,770**
(Shareholders' equity)				
Common stock	**68,046**	**68,021**	**25**	**68,021**
Capital surplus	**89,364**	**89,326**	**38**	**88,515**
Retained earnings	**264,180**	**253,975**	**10,205**	**245,418**
Net unrealized gain on other securities	**392,594**	**456,415**	**(63,821)**	**381,073**
Translation adjustments	**11,969**	**12,361**	**(392)**	**2,772**
Treasury stock at cost	**(3,142)**	**(1,287)**	**(1,855)**	**(1,280)**
Total shareholders' equity	**823,013**	**878,812**	**(55,799)**	**784,521**
Total liabilities and shareholders' equity	**1,692,294**	**1,770,401**	**(78,107)**	**1,613,296**

Consolidated Statements of Income

(Yen in millions; amounts less than one million yen are omitted.)

	FY2003 (April 1, 2002 - September 30, 2002)	FY2002 (April 1, 2001 - September 30, 2001)	Increase (Decrease)	FY2002 (April 1, 2001 - March 31, 2002)
(Ordinary profits and losses)				
Net sales	**520,489**	**478,965**	**41,524**	**980,163**
Cost of sales	436,790	402,612	34,178	828,626
Gross profit	**83,699**	**76,353**	**7,346**	**151,537**
Selling, general and administrative expenses	58,485	51,943	6,542	105,206
Operating income	**25,214**	**24,409**	**805**	**46,330**
Non-operating income	**13,770**	**11,817**	**1,953**	**23,122**
Interest income	4,667	4,369	298	8,617
Dividends income	4,423	4,086	337	7,725
Other non-operating income	4,679	3,361	1,318	6,779
Non-operating expenses	**12,079**	**9,588**	**2,491**	**21,587**
Interest expenses	5,262	5,487	(225)	10,844
Other non-operating expenses	6,816	4,100	2,716	10,743
Ordinary income	**26,905**	**26,639**	**266**	**47,865**
(Extraordinary gains and losses)				
Extraordinary losses	**1,534**	**-**	**1,534**	**-**
Loss on disposal of property, plant and equipment	1,534	-	1,534	-
Income before income taxes and minority interest in consolidated subsidiaries	**25,370**	**26,639**	**(1,269)**	**47,865**
Income taxes - current	14,466	12,143	2,323	20,842
Income taxes - deferred	(3,355)	(1,351)	(2,004)	(1,136)
Minority interest in consolidated subsidiaries	644	713	(69)	847
Net income	**13,614**	**15,135**	**(1,521)**	**27,311**

Consolidated Statements of Retained Earnings

(Yen in millions; amounts less than one million yen are omitted.)

	FY2003 (April 1, 2002 - September 30, 2002)	FY2002 (April 1, 2001 - September 30, 2001)	Increase (Decrease)	FY2002 (April 1, 2001 - March 31, 2002)
(Capital surplus)				
Capital surplus at beginning of period	**89,326**	**88,512**	**814**	**88,512**
Increase in capital surplus	**38**	**2**	**36**	**814**
Conversion of convertible bonds	24	2	22	2
Gain on disposal of treasury stock	13	-	13	-
Increase due to merger of a subsidiary	-	-	-	811
Decrease in capital surplus	-	-	-	-
Capital surplus at end of period	**89,364**	**88,515**	**849**	**89,326**
(Retained earnings)				
Retained earnings at beginning of period	**253,975**	**233,367**	**20,608**	**233,367**
Increase in retained surplus	**13,614**	**15,135**	**(1,521)**	**27,311**
Net income for the period	13,614	15,135	(1,521)	27,311
Decrease in retained earnings	**3,409**	**3,084**	**325**	**6,703**
Cash dividends	3,127	2,819	308	5,634
Bonuses to directors and corporate auditors	281	264	17	257
Decrease due to merger of a subsidiary	-	-	-	811
Retained earnings at end of period	**264,180**	**245,418**	**18,762**	**253,975**

Consolidated Statements of Cash Flows

(Yen in millions; amounts less than one million yen are omitted.)

	FY2003 (April 1, 2002 - September 30, 2002)	FY2002 (April 1, 2001 - September 30, 2001)	Increase (Decrease)	FY2002 (April 1, 2001 - March 31, 2002)
Cash flows from operating activities	**42,355**	**31,555**	**10,800**	**81,078**
Income before income taxes and minority interest in consolidated subsidiaries	25,370	26,639	(1,269)	47,865
Depreciation and amortization	26,847	25,917	930	55,173
Increase in allowance for doubtful accounts	36	27	9	250
Interest and dividends income	(9,090)	(8,455)	(635)	(16,343)
Interest expenses	5,262	5,487	(225)	10,844
Equity in (earnings) loss of affiliates	1,790	(544)	2,334	928
(Increase) decrease in receivables	(9,596)	5,335	(14,931)	8,080
Decrease (increase) in inventories	2,265	(1,066)	3,331	(1,371)
Decrease in payables	(803)	(9,982)	9,179	(3,402)
Others, net	8,521	131	8,390	(173)
Subtotal	50,604	43,490	7,114	101,853
Interest and dividends received	9,519	8,475	1,044	16,371
Interest paid	(5,857)	(5,745)	(112)	(10,906)
Income taxes paid	(11,909)	(14,665)	2,756	(26,239)
Cash flows from investing activities	**(42,845)**	**(57,327)**	**14,482**	**(106,710)**
Payments for purchases of marketable securities	(1,661)	(1,007)	(654)	(5,884)
Proceeds from sales of marketable securities	3,038	1,999	1,039	4,212
Payments for acquisition of tangible assets	(43,927)	(35,464)	(8,463)	(73,605)
Proceeds from sales of tangible assets	451	428	23	2,617
Payments for purchases of investment securities	(11,335)	(3,904)	(7,431)	(21,120)
Proceeds from sales of investment securities	9,748	71	9,677	4,032
Payments for acquisition of subsidiaries' stock resulting in change in scope of consolidation	1,132	(673)	1,805	(705)
Payments for loans made	(1,488)	(1,505)	17	(3,138)
Proceeds from collections of loans	2,412	1,528	884	2,575
Payments for acquisition of business	-	(23,685)	23,685	(23,719)
Others, net	(1,215)	4,885	(6,100)	8,024
Cash flows from financing activities	**7,678**	**8,580**	**(902)**	**1,225**
(Decrease) increase in short-term loans	(795)	7,137	(7,932)	1,062
Proceeds from long-term loans	21,420	7,059	14,361	8,048
Repayments of long-term loans	(8,337)	(1,282)	(7,055)	(2,755)
Payments for purchase of treasury stocks	(1,854)	(1,381)	(473)	-
Cash dividends paid	(3,127)	(2,819)	(308)	(5,633)
Cash dividends paid for minority shareholders	(193)	(318)	125	(614)
Others, net	566	186	380	1,117
Translation adjustments of cash and cash equivalents	**(1,021)**	**152**	**(1,173)**	**230**
Net increase (decrease) in cash and cash equivalents	**6,166**	**(17,038)**	**23,204**	**(24,177)**
Cash and cash equivalents at beginning of period	**71,119**	**95,296**	**(24,177)**	**95,296**
Cash and cash equivalents at end of period	**77,285**	**78,258**	**(973)**	**71,119**

Note: Breakdown of cash and cash equivalents by accounts on the consolidated balance sheets:

Cash and deposits	57,216	67,234	(10,018)	49,679
Marketable securities	20,069	11,023	9,046	21,439

Basis of Presenting Consolidated Financial Statements

1. Scope of consolidation and equity method

(1) Scope of consolidation

	Companies	
Consolidated subsidiaries	118	TIBC Corporation, TOYOTA L&F Tokyo Co., Ltd., Logistics Planning Tokyo Co., Ltd., ALTEX CO., Ltd., Sun River Co., Ltd., Izumi Machine Mfg. Co., Ltd., TOYOTA L&F Keiji Co., Ltd., Tokyu Co., Ltd., Mino Tokyu Co., Ltd., Advanced Logistics Solutions Co., Ltd., Toyoda High System, Incorporated, Nishina Industrial Co., Ltd., Suzaka Nishina Industrial Co., Ltd.,Tokaiseiki Co., Ltd., Logistec Co., Ltd., SKE Inc., Taikoh transportation Group (5 companies), SK Maintenance Inc., Iwama Loom Works, Ltd., Kawamoto System Corporation, Arti Inc., TOYOTA L&F Shizuoka Co., Ltd., Hara Corporation, Mizuho Industry Co., Ltd., Sun Valley Inc., Sun Staff, Inc., Tokai System Institute Corp., Shine's Inc., Toyoda International Sweden AB, BT Industries Group (64 companies), Michigan Automotive Compressor, Inc., Toyota Industries North America, Inc., Toyota Industrial Equipment Mfg., Inc., Toyota Material Handling USA, Inc., ACTIS manufacturing Ltd., LLC, Toyota-Lift of Los Angeles, Inc., Toyoda Textile Machinery, Inc., TAL Personnel Service, Inc., TD Deutsche Klimakompressor GmbH, Kirloskar Toyoda Textile Machinery Ltd., Toyota Industry (Kunshan) Co., Ltd., Toyota Truck Norge Group (4 companies), Toyota Industrial Equipment, S.A., Toyota Gabelstapler Deutschland GmbH, Toyota Industrial Equipment (UK) Group (2 companies), Toyota Industrial Equipment Europe Group (2 companies)
Unconsolidated subsidiaries	2	BT Industries Group (2 companies)

(2) Scope of equity method

	Companies	
Unconsolidated subsidiaries	2	BT Industries Group (2 companies)
Affiliates	18	ST Liquid Crystal Display Corp., Aichi Corporation, BT Industries Group (16 companies)

2. Changes in scope of consolidation and equity method

Consolidated subsidiaries

	Companies	
(Increase)	7	Suzaka Nishina Industrial Co., Ltd., Taikoh Transportation Group (5 companies), BT Industries Group (1 company)
(Decrease)	0	

Affiliates accounted for the equity method

	Companies	
(Increase)	3	Aichi Corporation, BT Industries Group (2 companies)
(Decrease)	2	Taikoh Transportation Co., Ltd., BT Industries Group (1 company)

3. Fiscal years of consolidated subsidiaries

(1) Some consolidated subsidiaries have a closing date other than September 30. The details are given below.

June 30: TIBC Corporation, Sun River Co., Ltd., Izumi Machine Mfg. Co., Ltd., Mino Tokyu Co., Ltd., Toyoda High System, Incorporated, Logistec Co., Ltd., SKE Inc., Taikoh transportation Group (1 company), SK Maintenance Inc., Kawamoto System Corporation, Arti Inc., Hara Corporation, Mizuho Industry Co., Ltd., Sun Valley Inc., Sun Staff, Inc., Tokai System Institute Corp., Shine's Inc., Toyoda International Sweden AB, BT Industries Group (64 companies), Michigan Automotive Compressor, Inc., Toyota Industries North America, Inc., Toyota Industrial Equipment Mfg., Inc., Toyota Material Handling USA, Inc., ACTIS manufacturing Ltd., LLC,Toyota-Lift of Los Angeles, Inc., Toyoda Textile Machinery, Inc., TAL Personnel Service, Inc., TD Deutsche Klimakompressor GmbH, Kirloskar Toyoda Textile Machinery Ltd., Toyota Industry (Kunshan) Co., Ltd., Toyota Truck Norge Group (4 companies), Toyota Industrial Equipment, S.A.,

Toyota Gabelstapler Deutschland GmbH, Toyota Industrial Equipment (UK) Group (2 companies),
Toyota Industrial Equipment Europe Group (2 companies)

(2) The consolidated financial statements were prepared based on financial statements as of the closing date of each company.

Suzaka Nishina Industrial Co., Ltd. changed its fiscal year-end from May 31 to March 31. Accordingly, this semiannual consolidated financial statements includes 4 months of operations.

One Taikoh Group company changed its fiscal year-end from November 30 to March 31. This semiannual consolidated financial statements includes 3 months of operations.

4. Significant accounting policies

(1) Valuation of significant assets

a. Marketable securities

Trading securities	.... Not applicable.
Held-to-maturity securities	.... Not applicable.
Other securities with market value	.... Fair value method using market price at the end of period (Unrealized gains and losses are recorded as a portion of shareholders' equity. Sales cost of marketable securities is determined by the moving average method.)
Other securities without market value	.... At cost determined by the moving average method

b. Inventories .... Mainly at cost determined by the moving average method

(2) Depreciation and amortization

Depreciation expenses of property, plant and equipment are computed mainly by the declining-balance method.

Amortization of software (intangible assets) is computed by the straight-line method.

(3) Significant allowances

a. Allowance for doubtful accounts is estimated by such means as using the percentage of historical experiences in credit losses for ordinary receivables and by examining the feasibility of collection individually for receivables that seem to be uncollectible.

b. For the purpose of preparation for future payments of employees' retirement benefits, allowance for retirement benefits is recorded at the amount incurred based on projected benefit obligations and pension assets at the end of period. Provision for retirement and severance benefits for directors and corporate auditors are recorded at the amounts required at the end of period by a internal rule describing the retirement benefits for directors and corporate auditors.

(4) Accounting for significant lease transactions

Financing leases other than those that are deemed to transfer the ownership of the leased properties to lessees are mainly accounted for by the method similar to that applicable to ordinary operating leases.

(5) Hedge accounting method

Mainly the deferral method of hedge accounting is applied. In case of foreign currency forward contracts, the hedged items are translated at contracted forward rate if certain conditions are met. In this period, foreign exchange forward contracts and foreign currency option contracts are used for hedging risk of change in foreign exchange rate relating to accounts receivables.

(6) Other significant accounting policies for preparing consolidated financial statements

The consumption tax : computed based on the net-of-tax method

5. Scope of cash and cash equivalents on the consolidated statements of cash flows

Cash and cash equivalents on the consolidated statements of cash flows include cash on hand, bank deposits to be withdrawn at any time and short-term investments with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in fair value.

Segment Information

1.Business segments

(1)FY2003 Semiannual (April 1, 2002 - September 30, 2002) (Yen in millions; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1)Sales to external customers	291,218	181,021	22,800	25,449	520,489	-	520,489
(2)Inter-segment sales and transfers	7,504	55	5	5,517	13,083	(13,083)	-
Total	298,723	181,077	22,805	30,966	533,572	(13,083)	520,489
Operating expenses	283,441	173,500	22,102	29,382	508,426	(13,151)	495,275
Operating income	15,282	7,576	703	1,584	25,146	67	25,214

(2)FY2002 Semiannual (April 1, 2001 - September 30, 2001) (Yen in millions ; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1)Sales to external customers	266,142	180,526	16,194	16,101	478,965	-	478,965
(2)Inter-segment sales and transfers	6,637	27	223	6,585	13,473	(13,473)	-
Total	272,780	180,553	16,417	22,686	492,438	(13,473)	478,965
Operating expenses	259,236	172,546	16,216	19,846	467,846	(13,290)	454,555
Operating income	13,544	8,006	201	2,840	24,592	(182)	24,409

(3)FY2002 (April 1, 2001 - March 31, 2002) (Yen in millions; amounts less than one million yen are omitted.)

	Automobile	Materials handling equipment	Textile machinery	Others	Total	Eliminations	Consolidated
Net sales							
(1)Sales to external customers	563,598	353,042	30,705	32,816	980,163	-	980,163
(2)Inter-segment sales and transfers	15,411	44	49	11,055	26,561	(26,561)	-
Total	579,010	353,087	30,754	43,872	1,006,724	(26,561)	980,163
Operating expenses	550,050	339,720	31,145	39,390	960,307	(26,474)	933,832
Operating income	28,960	13,366	(390)	4,481	46,417	(86)	46,330

Notes: 1. Business segments are divided by the type and nature of the product.

2. Main products of each segment:

Automobile ....Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors

Materials handling equipment....Counterbalanced forklift trucks, warehouse trucks, skid steer loaders

Textile machinery ....Ring spinning frames, air-jet looms, water-jet looms

Others ....Ball grid array-type plastic package substrates for IC chipsets, casting machines

2.Geographical segments

(1) FY2003 Semiannual (April 1, 2002 - September 30, 2002) (Yen in millions; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Sales to external customers	356,599	94,762	67,738	1,387	520,489	-	520,489
(2) Inter-segment sales and transfers	39,074	724	2,136	614	42,550	(42,550)	-
Total	395,674	95,487	69,875	2,002	563,040	(42,550)	520,489
Operating expenses	374,084	92,579	69,049	2,138	537,852	(42,577)	495,275
Operating income	21,590	2,907	826	(136)	25,187	26	25,214

(2)FY2002 Semiannual (April 1, 2001 – September 30, 2001) (Yen in millions; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Sales to external customers	324,118	94,546	58,505	1,794	478,965	-	478,965
(2) Inter-segment sales and transfers	29,722	704	2,117	97	32,642	(32,642)	-
Total	353,840	95,251	60,623	1,892	511,608	(32,642)	478,965
Operating expenses	332,783	92,932	59,450	1,951	487,116	(32,561)	454,555
Operating income	21,057	2,319	1,173	(58)	24,491	(81)	24,409

(3)FY2002 (April 1, 2001 - March 31, 2002) (Yen in millions; amounts less than one million yen are omitted.)

	Japan	North America	Europe	Others	Total	Eliminations	Consolidated
Net sales							
(1) Sales to external customers	675,346	180,534	121,035	3,246	980,163	-	980,163
(2) Inter-segment sales and transfers	61,097	1,392	5,425	651	68,567	(68,567)	-
Total	736,443	181,927	126,461	3,897	1,048,730	(68,567)	980,163
Operating expenses	695,442	177,442	125,344	4,011	1,002,240	(68,407)	933,832
Operating income	41,001	4,484	1,117	(113)	46,490	(159)	46,330

3.Overseas sales

(1)FY2003 Semiannual (April 1, 2002 – September 30, 2002) (Yen in millions; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	95,227	86,322	37,600	219,149
Consolidated sales				520,489
Ratio of overseas sales to consolidated sales	18.3%	16.6%	7.2%	42.1%

(2)FY2002 Semiannual (April 1, 2001 - September 30, 2001) (Yen in millions; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	94,825	78,116	28,356	201,298
Consolidated sales				478,965
Ratio of overseas sales to consolidated sales	19.8%	16.3%	5.9%	42.0%

(3)FY2002 (April 1, 2001 - March 31, 2002) (Yen in millions; amounts less than one million yen are omitted.)

	North America	Europe	Others	Total
Overseas sales	181,176	160,455	54,837	396,470
Consolidated sales				980,163
Ratio of overseas sales to consolidated sales	18.5%	16.4%	5.6%	40.4%

Breakdown of Consolidated Net Sales

(Yen in millions; amounts less than one million yen are omitted.)

	FY2003 (April 1, 2002 - September 30, 2002)		FY2002 (April 1, 2001 - September 30, 2001)		Increase (Decrease)	% Change	FY2002 (April 1, 2001 – March 31, 2002)	
	Amount	Ratio	Amount	Ratio			Amount	Ratio
Automobile		%		%		%		%
Vehicle	136,296	26.2	129,483	27.0	6,813	5.3	280,125	28.6
Engine	58,495	11.2	52,074	10.9	6,421	12.3	114,874	11.7
Car air-conditioning compressor	87,748	16.9	78,419	16.4	9,329	11.9	153,124	15.6
Foundry and others	8,677	1.7	6,165	1.3	2,512	40.7	15,473	1.6
Subtotal	291,218	56.0	266,142	55.6	25,076	9.4	563,598	57.5
Materials handling equipment	181,021	34.8	180,526	37.7	495	0.3	353,042	36.0
Textile machinery	22,800	4.4	16,194	3.4	6,606	40.8	30,705	3.1
Others	25,449	4.8	16,101	3.3	9,348	58.1	32,816	3.4
Total	520,489	100.0	478,965	100.0	41,524	8.7	980,163	100.0

Lease Transactions

1. As a lessee

(1) Finance leases that do not transfer the ownership of leased property to lessee

(a) Pro forma information regarding the leased property such as acquisition cost, accumulated depreciation and net balance as of the end of period

(Yen in millions; amounts less than one million yen are omitted.)

	FY2003 (as of September 30, 2002)			FY2002 (as of September 30, 2001)			FY2002 (as of March 31, 2002)		
	Acquisition cost equivalents	Accumulated depreciation equivalents	Net balance equivalents	Acquisition cost equivalents	Accumulated depreciation equivalents	Net balance equivalents	Acquisition cost equivalents	Accumulated depreciation equivalents	Net balance equivalents
Machinery, equipment and vehicles	7,721	2,409	5,312	1,635	776	858	5,849	1,391	4,458
Tools, furniture and fixture	5,410	2,607	2,802	4,922	2,222	2,699	5,313	2,530	2,782
Total	13,131	5,017	8,114	6,557	2,999	3,558	11,162	3,921	7,240

Note: The amount equivalent to acquisition cost includes the imputed interest expense portion due to immaterial difference between acquisition cost and future minimum lease payment.

(b) Pro forma information regarding future minimum lease payment as of the end of period

(Yen in millions; amounts less than one million yen are omitted.)

	FY2003 (as of September 30, 2002)	FY2002 (as of September 30, 2001)	FY2002 (as of March 31, 2002)
Due within one year	2,270	1,398	1,936
Due after one year	5,844	2,159	5,304
Total	8,114	3,558	7,240

Note: The amount equivalent to future minimum lease payment as of the end of period includes the imputed interest expense portion due to immaterial difference between acquisition cost and future minimum lease payment.

(c) Total lease payments and pro forma depreciation expenses for the period

(Yen in millions; amounts less than one million yen are omitted.)

	FY2003 (April 1, 2002 - September 30, 2002)	FY2002 (April 1, 2001 - September 30, 2001)	FY2002 (April 1, 2001 - March 31, 2002)
Total lease payments	1,272	772	1,842
Pro forma depreciation expenses	1,272	772	1,842

(d) Calculation method of pro forma depreciation expenses

Pro forma depreciation expenses are computed mainly by the straight-line method which assume zero residual value and leasing term to be useful lives.

(2) Pro forma future lease payment under operating leases

(Yen in millions; amounts less than one million yen are omitted.)

	FY2003 (as of September 30, 2002)	FY2002 (as of September 30, 2001)	FY2002 (as of March 31, 2002)
Due within one year	2,271	1,802	2,545
Due after one year	8,904	4,972	9,696
Total	11,175	6,775	12,241

2. As a lessor

(1) Finance leases that do not transfer ownership of leased assets

(a) Acquisition cost, accumulated depreciation and net book value of leased property as of the end of period

(Yen in millions; amounts less than one million yen are omitted.)

	FY2003 (as of September 30, 2002)			FY2002 (as of September 30, 2001)			FY2002 (as of March 31, 2002)		
	Acquisition cost	Accumulated depreciation	Net book value	Acquisition cost	Accumulated depreciation	Net book value	Acquisition cost	Accumulated depreciation	Net book value
Machinery, equipment and vehicles	7,237	4,087	3,150	7,333	4,061	3,271	6,974	4,004	2,969
Total	7,237	4,087	3,150	7,333	4,061	3,271	6,974	4,004	2,969

(b) Pro forma information regarding future minimum lease payments as of the end of period

(Yen in millions; amounts less than one million yen are omitted.)

	FY2003 (as of September 30, 2002)	FY2002 (as of September 30, 2001)	FY2002 (as of March 31, 2002)
Due within one year	1,915	1,892	1,658
Due after one year	2,708	2,681	2,965
Total	4,624	4,573	4,623

Note: The amount equivalent to future minimum lease payment includes the imputed interest income portion due to immaterial difference between acquisition cost and future minimum lease payment.

(c) Total lease payments and depreciation expenses for the period

(Yen in millions; amounts less than one million yen are omitted.)

	FY2003 (April 1, 2002 - September 30, 2002)	FY2002 (April 1, 2001 - September 30, 2001)	FY2002 (April 1, 2001 - March 31, 2002)
Total lease payments to be received	1,017	1,209	2,219
Depreciation expenses	750	709	1,112

(2) Pro forma information regarding future rentals under operating leases

(Yen in millions; amounts less than one million yen are omitted.)

	FY2003 (as of September 30, 2002)	FY2002 (as of September 30, 2001)	FY2002 (as of March 31, 2002)
Due within one year	4,186	3,114	4,525
Due after one year	7,630	7,017	7,147
Total	11,817	10,131	11,672

Marketable Securities

1. Held-to-maturity securities with fair value

Not applicable.

2. Other securities with market prices

(Yen in millions; amounts less than one million yen are omitted.)

	FY2003 (as of September 30, 2002)			FY2002 (as of September 30, 2001)			FY2002 (as of March 31, 2002)		
	Acquisition cost	Carrying amount	Difference	Acquisition cost	Carrying amount	Difference	Acquisition cost	Carrying amount	Difference
(1) Stocks	174,417	842,824	668,407	171,234	819,825	648,590	175,481	951,889	776,407
(2) Bonds									
Government and municipal bonds	0	0	-	0	0	-	0	0	-
Corporate bonds	7,644	7,640	(3)	13,211	13,225	13	10,091	10,089	(2)
Other bonds	2	2	-	2	2	-	2	2	-
(3) Others	469	649	179	120	120	-	-	-	-
Total	182,534	851,117	668,582	184,569	833,173	648,604	185,576	961,981	776,405

3. Major contents and book value of securities not practicable to fair value as of the end of period

(1) Held-to-maturity securities — Not applicable.

(2) Other securities

	FY2003 (as of September 30, 2002) (Million yen)	FY2002 (as of September 30, 2001) (Million yen)	FY2002 (as of March 31, 2002) (Million yen)
Domestic unlisted stocks excluding over-the-counter stocks	15,137	12,977	14,996
Money management funds	20,072	5,924	20,439
Foreign unlisted bonds	-	405	6

Derivative Transaction

Not applicable.

October 28, 2002

Semiannual Non-consolidated Financial Results for FY2003

TOYOTA INDUSTRIES CORPORATION

(URL http://www.toyota-industries.com/) Stock exchange listings: Tokyo, Nagoya and Osaka (Ticker code: 6201)
President: Tadashi Ishikawa Location of the head office: Aichi prefecture, Japan
Contact person: Kakuo Ishikawa, General Manager of Accounting Department (Tel. +81-(0)566-22-2511)
Date of the meeting of the Board of Directors for non-consolidated semiannual financial results for FY2003 : October 28, 2002
Provision for interim cash dividends: Provision exists. The interim dividends are payable on November 26, 2002.
Share trading unit : 100 shares

1. Financial Highlights for FY2003 Semiannual (April 1 – September 30, 2002)

(1) Non-consolidated financial results

(Amounts less than one million yen are omitted.)

	Net sales	(% change from previous year)	Operating income	(% change from previous year)	Ordinary income	(% change from previous year)
	Million yen	%	Million yen	%	Million yen	%
FY2003 Semiannual	**364,682**	**(10.3)**	**19,332**	**(0.3)**	**22,667**	**(4.8)**
FY2002 Semiannual	330,487	(17.9)	19,266	(11.6)	21,622	(15.7)
FY2002 Annual	693,345		37,824		40,140	

	Net income	(% change from previous year)	Net income per share — basic
	Million yen	%	Yen
FY2003 Semiannual	**13,129**	**(-3.9)**	**42.01**
FY2002 Semiannual	13,668	(47.5)	43.63
FY2002 Annual	25,015		79.94

Notes: 1. *Average number of shares issued each year*

FY2003 Semiannual	312,517,027
FY2002 Semiannual	313,297,485
FY2002 Annual	312,924,039

2. Changes in accounting policies: No change

(2) Cash dividends

	Interim cash dividends per share	Cash dividends per share
	Yen	Yen
FY2003 Semiannual	**10**	—
FY2002 Semiannual	9	—
FY2002 Annual	—	19

(3) Non-consolidated financial position

	Total assets	Shareholders' equity	Ratio of shareholders' equity	Shareholders' equity per share
	Million yen	Million yen	%	Yen
FY2003 Semiannual	**1,476,986**	**808,475**	**54.7**	**2,592.83**
FY2002 Semiannual	1,411,140	780,836	55.3	2,492.30
FY2002 Annual	1,565,087	864,293	55.2	2,763.12

Note: 1. Number of shares issued at the end of period
FY2003 Semiannual 311,812,441 FY2002 Semiannual 312,800,014 FY2002 Annual 312,796,158
2. Number of treasury stock at the end of period
FY2003 Semiannual 1,512,010 FY2002 Semiannual 499,235 FY2002 Annual 503,091

2. Forecast of Non-consolidated Financial Results for FY2003 (April 1, 2002 - March 31, 2003)

	Net sales	Ordinary income	Net income	Annual cash dividends per share	
				Year end	
	Million yen	Million yen	Million yen	Yen	Yen
FY2003Annual	740,000	42,000	24,000	11	21

Reference: (Forecast) Net income per share — basic (annual): 76.97 yen

Non-consolidated Balance Sheets

	FY2003 (as of September 30, 2002)	FY2002 (as of March 31, 2002)	Increase (Decrease)	FY2002 (as of September 30, 2001)
(Assets)				
Current assets	**188,589**	**180,239**	**8,350**	**178,359**
Cash and deposits	30,957	31,149	(192)	55,561
Trade notes receivable	5,245	1,013	4,232	3,287
Trade accounts receivable	69,388	64,881	4,507	60,486
Marketable securities	27,643	28,377	(734)	14,711
Finished goods	2,224	2,377	(153)	2,114
Raw materials	154	156	(2)	323
Work in process	15,568	19,600	(4,032)	16,335
Supplies	3,532	3,181	351	2,881
Prepaid expenses	333	127	206	132
Deferred tax assets	9,647	7,715	1,932	6,863
Other current assets	23,965	21,818	2,147	15,805
Less - allowance for doubtful accounts	(71)	(159)	88	(144)
Fixed assets	**1,288,396**	**1,384,847**	**(96,451)**	**1,232,781**
Property, Plant and Equipment	**223,497**	**221,206**	**2,291**	**216,268**
Buildings	68,550	60,008	8,542	60,356
Structures	7,144	6,035	1,109	5,994
Machinery and equipment	97,612	94,800	2,812	94,827
Vehicles and delivery equipment	1,239	1,154	85	1,013
Tools, furniture and fixture	9,496	9,273	223	9,565
Land	33,701	32,383	1,318	32,309
Construction in progress	5,753	17,551	(11,798)	12,202
Intangible assets	**6,746**	**5,587**	**1,159**	**2,266**
Software	6,746	5,587	1,159	2,266
Investments and other assets	**1,058,152**	**1,158,052**	**(99,900)**	**1,014,245**
Investments in securities	888,194	994,008	(105,814)	851,689
Investments in subsidiaries	143,550	138,734	4,816	138,528
Long-term loans	11,239	10,119	1,120	10,132
Long-term prepaid expenses	10,323	9,475	848	7,346
Other investments and other assets	4,999	5,733	(734)	6,567
Less - allowance for doubtful accounts	(155)	(18)	(137)	(18)
Total assets	**1,476,986**	**1,565,087**	**(88,101)**	**1,411,140**

Notes				
1. Accumulated depreciation of property, plant and equipment	342,177	339,988	2,189	332,355
2. Liabilities for guarantees	32,118	4,143	27,975	3,533
3. Allowance for retirement and severance benefits for directors and corporate auditors (included in allowance for retirement benefits)	2,183	2,047	136	1,907

(Yen in millions; amounts less than one million yen are omitted.)

	FY2003 (as of September 30, 2002)	FY2002 (as of March 31, 2002)	Increase (Decrease)	FY2002 (as of September 30, 2001)
(Liabilities)				
Current liabilities	**239,190**	**150,870**	**88,320**	**134,835**
Trade notes payable	6,593	4,777	1,816	6,029
Trade accounts payable	76,422	80,877	(4,455)	67,412
Current portion of bonds	20,000	-	20,000	-
Current portion of convertible bonds	75,692	-	75,692	-
Other payables	10,270	19,188	(8,918)	15,647
Accrued expenses	21,144	20,870	274	19,557
Accrued income taxes	8,993	5,868	3,125	7,235
Advance received	133	115	18	403
Deposits received	1,205	704	501	565
Deposits received from employees	18,734	18,468	266	17,983
Long-term liabilities	**429,320**	**549,923**	**(120,603)**	**495,469**
Bonds	120,000	140,000	(20,000)	140,000
Convertible bonds	-	75,742	(75,742)	75,742
Long term loan	20,000	-	20,000	-
Deferred tax liabilities	266,514	311,973	(45,459)	258,537
Allowance for retirement benefits	21,720	21,056	664	20,098
Other long-term liabilities	1,085	1,152	(67)	1,090
Total liabilities	**668,510**	**700,794**	**(32,284)**	**630,304**
(Shareholders' equity)				
Common stock	**68,046**	**68,021**	**25**	**68,021**
Capital surplus	**89,351**	**89,326**	**25**	**88.515**
Capital reserve	89,351	89,326	25	88,515
Retained earnings	**261,628**	**251,835**	**9,793**	**243,303**
Legal reserve	17,004	17,004	-	17,004
General reserves	180,557	180,282	275	180,282
Reserve for special depreciation	409	125	284	125
Reserve for reduction of acquisition cost of fixed assets	147	156	(9)	156
General reserves	180,000	180,000	-	180,000
Unappropriated retained earnings at end of period	64,066	54,547	9,519	46,015
<Included net income for period>	<13,129>	<25,015>	<(11,886)>	<13,668>
Net unrealized gain on other securities	**392,590**	**456,397**	**(63,807)**	**380,995**
Treasury stock	**(3,142)**	**(1,287)**	**(1,855)**	**-**
Total shareholders' equity	**808,475**	**864,293**	**(55,818)**	**780,836**
Total liabilities and shareholders' equity	**1,476,986**	**1,565,087**	**(88,101)**	**1,411,140**

Non-consolidated Statements of Income

(Yen in millions; amounts less than one million yen are omitted.)

	FY2003 (April 1, 2002 - September 30, 2002)	FY2002 (April 1, 2001 - September 30, 2001)	Increase (Decrease)	FY2002 (April 1, 2001 - March 31, 2002)
(Ordinary profits and losses)				
Operating revenue and expenses				
Operating revenue	**364,682**	**330,487**	**34,195**	**693,345**
Net sales	364,682	330,487	34,195	693,345
Operating expenses	**345,350**	**311,220**	**34,130**	**655,521**
Cost of sales	320,249	289,019	31,230	609,986
Selling, general and administrative expenses	25,100	22,200	2,900	45,534
Operating income	**19,332**	**19,266**	**66**	**37,824**
Non-operating income and expenses				
Non-operating income	**8,210**	**7,126**	**1,084**	**13,094**
Interest income	146	237	(91)	396
Dividends income	4,880	4,863	17	8,526
Other non-operating income	3,183	2,025	1,158	4,171
Non-operating expenses	**4,874**	**4,771**	**103**	**10,779**
Interest expenses	1,560	1,531	29	3,065
Other non-operating expenses	3,314	3,240	74	7,713
Ordinary income	**22,667**	**21,622**	**1,045**	**40,140**
(Extraordinary gains and losses)				
Extraordinary losses	1,534	-	**1,534**	-
Loss on disposal of property, plant and equipment	1,534	-	1,534	-
Income before income taxes	**21,132**	**21,622**	**(490)**	**40,140**
Income taxes - current	10,706	8,220	2,486	15,320
Income taxes - deferred	(2,703)	(266)	(2,437)	(195)
Net income	**13,129**	**13,668**	**(539)**	**25,015**
Unappropriated retained earnings brought forward	50,936	32,347	18,589	32,347
Interim cash dividends	-	-	-	2,815
Unappropriated retained earnings at end of period	**64,066**	**46,015**	**18,051**	**54,547**

Lease Transactions

1. Finance leases that do not transfer the ownership of leased property to lessee

(1) Pro forma information regarding the leased property such as acquisition cost, accumulated depreciation and net balance as of the end of period

(Yen in millions; amounts less than one million yen are omitted.)

	FY2003 (as of September 30, 2002)			FY2002 (as of September 30, 2001)			FY2002 (as of March 31, 2002)		
	Acquisition cost equivalents	Accumulated depreciation equivalents	Net balance equivalents	Acquisition cost equivalents	Accumulated depreciation equivalents	Net balance equivalents	Acquisition cost equivalents	Accumulated depreciation equivalents	Net balance equivalents
Vehicles and delivery equipment	31	15	15	31	9	22	31	12	19
Tools, furniture and fixture	4,226	1,986	2,239	4,214	1,936	2,277	4,500	2,138	2,362
Total	4,257	2,002	2,255	4,245	1,945	2,300	4,532	2,151	2,381

Note: The amount equivalent to acquisition cost includes the imputed interest expense portion due to immaterial difference between acquisition cost and future minimum lease payment.

(2) Pro forma information regarding future minimum lease payment as of the end of period

(Yen in millions; amounts less than one million yen are omitted.)

	FY2003 (as of September 30, 2002)	FY2002 (as of September 30, 2001)	FY2002 (as of March 31, 2002)
Due within one year	1,004	942	1,013
Due after one year	1,251	1,357	1,367
Total	2,255	2,300	2,381

Note: The amount equivalent to future minimum lease payment as of the end of period includes the imputed interest expense portion due to immaterial difference between acquisition cost and future minimum lease payment.

(3) Total lease payments and pro forma depreciation expense for the period

(Yen in millions; amounts less than one million yen are omitted.)

	FY2003 (April 1, 2002 - September 30, 2002)	FY2002 (April 1, 2001 - September 30, 2001)	FY2002 (April 1, 2001 - March 31, 2002)
Total lease payments	557	523	1,065
Pro forma depreciation expenses	557	523	1,065

(4) Calculation method of pro forma depreciation expense

Pro forma depreciation expenses are computed mainly by the straight-line method which assume zero residual value and leasing term to be useful lives.

2. Pro forma future lease payments under operating leases

(Yen in millions; amounts less than one million yen are omitted.)

	FY2003 (as of September 30, 2002)	FY2002 (as of September 30, 2001)	FY2002 (as of March 31, 2002)
Due within one year	219	225	233
Due after one year	169	268	239
Total	388	493	473

Marketable Securities

Subsidiaries' and affiliates' stocks with fair value

(Yen in millions; amounts less than one million yen are omitted.)

	FY2003 (as of September 30, 2002)			FY2002 (as of September 30, 2001)			FY2002 (as of March 31, 2002)		
	Carrying value	Fair value	Unrealized gains	Carrying value	Fair value	Unrealized gains	Carrying value	Fair value	Unrealized gains
Stocks of subsidiaries	559	1,786	1,227	559	1,781	1,222	559	1,781	1,222
Stocks of affiliates	3,359	3,710	351	-	-	-	-	-	-

Exhibit 3

(Brief Description)

December 3, 2002

Press Release on "Toyota Industries Corporation to Issue Straight Bonds"

Toyota Industries Corporation (the "Company ") has, today, determined to issue unsecured straight bonds in Japan.

1. Issue Title	The Tenth Series of Unsecured Straight Bonds The Eleventh Series of Unsecured Straight Bonds (the "Bonds")
2. Total Amount of Issue	The Tenth Series (5-year maturity) 30 billion yen The Eleventh Series (10-year maturity) 50 billion yen
3. Interest Rate	The Tenth Series 0.41 % per annum The Eleventh Series 1.13 % per annum
4. Issue Price	The Tenth Series 100 yen per 100 yen face value The Eleventh Series 99.92 yen per 100 yen face value
5. Offering Period	December 3, 2002
6. Payment Date	December 17, 2002
7. Maturity Date	The Tenth Series December 20, 2007 The Eleventh Series December 20, 2012
8. Offering Type	General Offering
9. Security or Guarantee	The Bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor guaranteed. There are no assets reserved as security for the Bonds
10. Rating	The Bonds have been given a rating of "AA+" from Rating and Investment Information, Inc.
11. Managing Underwriters	Joint principal managing underwriters are The Nomura Securities Co., Ltd. and Nikko Salomon Smith Barney Limited, with other managing underwriters

12. Trustee Bank	The Tenth Series	UFJ Bank Limited
	The Eleventh Series	Sumitomo Mitsui Banking Corporation
13. Purpose of Borrowing	Repayment of Debt and Capital Expenditure	

File No. 82-5112

Exhibit 4

(Brief Description)

December 20, 2002

Semiannual Securities Report

(Report pursuant to Article 24, Paragraph 5 of the Securities and Exchange Law)

For the six months ended
September 30, 2002

This Semiannual Securities Report for the six months ended September 30, 2002 (hereinafter called the "Semiannual Securities Report") was, in accordance with the Japanese laws and regulations, filed on December 20, 2002 with the Director of Kanto Local Finance Bureau of the Ministry of Finance of Japan, and is made available for public inspection at the office of Kanto Local Finance Bureau, on the EDINET web site of the Ministry of Finance of Japan and at each of the Tokyo Stock Exchange, Nagoya Stock Exchange and Osaka Securities Exchange, on which the shares of common stock of TOYOTA INDUSTRIES CORPORATION (the "Company") are listed.

It is required under the Japanese laws and regulations to include in the Semiannual Securities Report certain information concerning the Company on both consolidated and non-consolidated basis, including its financial position and results of operation, together with the consolidated and non-consolidated semiannual financial statements of the Company for the six months ended September 30, 2002.

The information in the Semiannual Securities Report which is material to an investment decision is substantially contained in the Semiannual Report of the Company (see Exhibit 5 of the letter of the Company to the Securities and Exchange Commission of the United States dated June 25, 2003) and/or the Consolidated and Non-Consolidated Financial Results of the Company (see Exhibit 2 of the letter referred to above).

File No. 82-5112

Exhibit 5



TOYOTA INDUSTRIES CORPORATION

SEMIANNUAL REPORT

For the Six Months Ended September 30, 2002

2003









PROFILE

What is now Toyota Industries Corporation ("Toyota Industries") was founded in 1926 as Toyoda Automatic Loom Works, Ltd. by the renowned Japanese inventor Sakichi Toyoda to manufacture automatic looms. The enterprise proceeded over the years to diversify into such fields as automobiles, materials handling equipment and electronics. In line with its strategy of globalization, Toyota Industries now has production facilities in Europe, North America and other regions.

The business universe of Toyota Industries consists of four segments: Automobile, which comprises the vehicle (automobile assembly), engine and car air-conditioning compressor businesses; Materials Handling Equipment, which specializes in forklift trucks and warehouse equipment; Textile Machinery, which covers the spinning and weaving machinery businesses; and Others, which includes electronics and other businesses. Each of these segments already has or is building a secure footing in its particular fields. While the Car Air-Conditioning Compressor and Materials Handling Equipment businesses currently make up the mainstays of Toyota Industries' operations, we believe that the Electronics Business is well positioned to develop into the core of our future operations. Accordingly, we have been allocating significant resources to these three businesses.

Our long-term strategy is to establish a conglomerate premium through technological and market synergies among our various businesses in order to produce added value in terms of overall performance.

Cautionary Statement with Respect to Forward-Looking Statements

This semiannual report contains projections and other forward-looking statements that involve risks and uncertainties. Our use of the words "expect," "anticipate," "estimate," "forecast," "plan" and similar expressions should be understood in this context. Projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries Corporation and its Group companies regarding their plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this report and are not guarantees of future performance. These projections and forward-looking statements are subject to change without notice, and Toyota Industries Corporation and its Group companies will not necessarily inform you of such changes. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements discussed in this report. These risks and uncertainties include, but are not limited to, the following:

i) Domestic and overseas economic conditions, particularly levels of consumer spending, demand for our products and private sector capital expenditure
ii) Adverse changes in laws and regulations, such as trade restrictions and tariffs, or stricter safety or emissions regulations, resulting in higher costs and/or sales restrictions
iii) Currency exchange rate fluctuations, notably involving yen, U.S. dollars, Asian currencies and the euro — the currencies in which Toyota Industries Corporation and its Group companies have holdings and use to conduct their international business
iv) Fluctuations in market prices of securities in which Toyota Industries Corporation and its Group companies have substantial holdings
v) The ability of Toyota Industries Corporation and its Group companies to maintain their strength in many product development and geographical areas, through such means as new product development and launches in highly competitive markets characterized by continual new product introductions, rapid technological advances and fluctuations in demand
vi) Effects of natural disasters, terrorist activities, war or political instability in the markets Toyota Industries Corporation and its Group companies serve
vii) Factors such as greater price competition in Asia, North America and Europe resulting from industry overcapacity or other factors; higher fuel prices or shortages of fuel; labor or other constraints on the ability of Toyota Industries Corporation and its Group companies to restructure their business; work stoppages at their facilities or those of key suppliers; and the discovery of defects in their products resulting in delays in new product launches, recall campaigns, increased warranty costs or litigation.

CONSOLIDATED FINANCIAL HIGHLIGHTS

Toyota Industries Corporation
Six months ended September 30, 2002 and 2001 (unaudited)

	Millions of yen			Thousands of U.S. dollars
	September 30			September 30
	2002	2001	% change	**2002**
For The Six Months				
Net sales	**¥ 520,489**	¥ 478,965	8.7%	**$ 4,245,424**
Operating income	**25,214**	24,410	3.3	**205,661**
Income before income taxes	**25,370**	26,640	(4.8)	**206,933**
Net income	**13,614**	15,135	(10.0)	**111,044**
Depreciation and amortization	**26,847**	25,918	3.6	**218,980**
Capital expenditures	**40,080**	44,132	(9.2)	**326,917**
Research and development expenses	**14,626**	14,255	2.6	**119,299**
Per share of common stock (in yen or U.S. dollars):				
Net income — basic	**43.57**	48.35	(9.9)	**0.36**
Net income — diluted	**39.05**	43.55	(10.3)	**0.32**
Cash dividends	**10.00**	9.00	11.1	**0.08**
At The Six Months' End				
Total assets	**¥1,692,295**	¥1,613,296	4.9%	**$13,803,385**
Shareholders' equity	**823,014**	784,522	4.9	**6,713,002**
Number of employees	**24,877**	23,206	7.2	

Note: U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥122.60 = US$1, the exchange rate on September 30, 2002.

Net Sales


(¥ Billion)
1,000
800
600
400
200
0
FY 01
02
03
First Half
Year

Net Income


(¥ Billion)
30
20
10
0
FY 01
02
03

Total Assets


(¥ Billion)
2,000
1,500
1,000
500
0
FY 01
02
03

Shareholders' Equity


(¥ Billion)
1,000
800
600
400
200
0
FY 01
02
03

Contents

GRATIFYING PERFORMANCE DESPITE ADVERSE ENVIRONMENT



Akira Yokoi
Chairman

Tadashi Ishikawa
President

We are pleased to present the results of operations of Toyota Industries Corporation (the "Company") and its consolidated subsidiaries ("Toyota Industries") for the six months ended September 30, 2002 (the "term").

Our results for the term can be summarized in a single word: Gratifying. We achieved record highs for consolidated net sales, operating income and ordinary income. Consolidated net sales totaled ¥520.5 billion (US$4,245.4 million) for the term, an increase of 8.7% compared with the six months ended September 30, 2001 (the "previous term"). Consolidated operating income was ¥25.2 billion (US$205.7 million) for the term, an increase of 3.3% compared with the previous term. Consolidated ordinary income was ¥26.9 billion (US$219.5 million) for the term, an increase of 1.0% over the previous term. Consolidated net income, however, was down 10.0% to ¥13.6 billion (US$111.0 million). This was due largely to a loss on disposal of property, plant and equipment that accompanied the relocation of a foundry plant.

Our results were particularly gratifying considering the adverse business environment that prevailed during the term. Except for certain regions such as Asia, the world economy as a whole remained sluggish due to a slow recovery in the U.S. and falling stock prices worldwide. The Japanese economy seemed to have hit bottom at the beginning of the term and some industries showed signs of an upturn. However, a poor stock market performance, weak private sector capital investment and stagnant consumer spending due to employment insecurities together produced an economic standstill.

Despite the unfavorable business environment, we were able to improve as compared with the previous term on consolidated net sales, operating income and ordinary income because we succeeded in implementing a clearly defined strategy that exploited our competitive strengths in each of our business segments and in making further significant cost reductions.

Note: U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥122.60=US$1, the approximate exchange rate on the Tokyo Foreign Exchange Market on September 30, 2002.

All Business Segments in Good Shape

All of Toyota Industries' business segments saw their net sales improve over the previous term. However, the level of operating income varied by business segment, even though most segments maintained stable operating incomes.

Note: Segment net sales figures do not include intersegment transactions. However, segment operating income figures do include operating income arising from intersegment transactions.

Automobile Segment

Our Automobile Segment consists of vehicle (automobile assembly), engine, car air-conditioning compressor and other businesses (including foundry parts and electronic components for automobiles). Net sales were ¥291.2 billion (US$2,375.4 million) for the term, an increase of 9.4% over the previous term, and accounted for 56.0% of our total net sales for the term. The increase was due mainly to a rise in sales of car air-conditioning compressors and the fact that Toyota Motor Corporation ("TMC") started charging for some parts for automobiles we assemble that had previously been supplied free. Operating income was ¥15.3 billion (US$124.6 million) for the term, an increase of 12.8% compared with the previous term.

■ Vehicle Business (Automobile Assembly Business)

During the term, we assembled four models under consignment from TMC: Vitz (Yaris in Europe), TOYOTA's global strategic small car; RAV4 compact sport utility vehicle; bB Open Deck; and Sprinter Carib (Corolla Wagon overseas, discontinued in July 2002). Though sales of the RAV4 were strong in North America, sales of the Vitz (Yaris), our mainstay vehicle, decreased as a result of TMC's full-fledged local production of the Yaris in Europe and intensified competition in the domestic small car market. Total Vehicle Business unit production for the term was 109,514, a decrease of 11,735 from the previous term.

Net sales of the Vehicle Business amounted to ¥136.3 billion

(US$1,111.7 million) for the term, an increase of 5.3% over the previous term. The increase was due to an increased sales ratio of a more expensive model, as well as the fact that Toyota Industries Corporation now pays for tires and hubcaps previously supplied free by TMC and recoups an identical aggregate amount in the form of increased unit prices to TMC.

■ Engine Business

We produce gasoline and diesel engines for TMC vehicles and for our own line of forklift trucks and other industrial vehicles. During the term, gasoline engine production totaled 86,436 units, a decrease of 2,155 units from the previous term. Production of the 2AZ gasoline engine for the Estima (Previa in Europe), which started in August 2002, was insufficient to make up for a decrease in production of the 5E gasoline engine.

Production of diesel engines totaled 107,258 units for the term, an increase of 16,166 units over the previous term. Production of the 1CD 2000cc direct injection turbo diesel engine with common rail fuel system, which are fitted in the Avensis, Corolla and RAV4 for Europe, increased.

Total engine production amounted to 193,694 units for the term, an increase of 14,011 units over the previous term.

In April 2001, Toyota Industries Corporation absorbed TMC's Industrial Equipment Sales Division. Sales of engines for forklift trucks, which Toyota Industries Corporation previously sold to TMC, are now recorded as intersegment transactions. Excluding intersegment sales, sales of gasoline engines totaled 72,208 units for the term, a decrease of 4,246 units from the previous term, and sales of diesel engines totaled 98,022 units for the term, an increase of 16,095 units over the previous term. On the same basis, total engine sales amounted to 170,230 units for the term, an increase of 11,849 units over the previous term.

Net sales excluding intersegment sales totaled ¥58.5 billion (US$477.1 million) for the term, an increase of 12.3% over the previous term.

■ Car Air-Conditioning Compressor Business

Car air-conditioning compressors developed and manufactured by Toyota Industries are marketed to leading auto manufacturers worldwide through DENSO Corporation ("DENSO"). For the term, sales in Japan increased due largely to a transfer of the assembly line for scroll-type compressors from DENSO.

Overseas, strong car sales in the U.S. led to an increase in orders, and vigorous sales activities in Europe resulted in expanded sales. In Japan, we sold 2.7 million units for the term, an increase of 0.3 million units over the previous term. Overseas, we sold 5.1 million units for the term, an increase of 0.7 million units over the previous term. Total unit sales amounted to 7.8 million units for the term, an increase of 1.0 million units over the previous term.

Net sales totaled ¥87.7 billion (US$715.7 million) for the term, an increase of 11.9% over the previous term.

Materials Handling Equipment Segment

Our Materials Handling Equipment Segment manufactures and sells forklift trucks, warehouse trucks, automated storage and retrieval systems, and automatic guided vehicle systems. Net sales for the term totaled ¥181.0 billion (US$1,476.5 million), an increase of 0.3% over the previous term. Operating income was ¥7.6 billion (US$61.8 million) for the term, a decrease of 5.4% from the previous term.

Sales of the Materials Handling Equipment Segment increased slightly over the previous term due in part to an increase in the number of consolidated subsidiaries, i.e., overseas forklift truck sales subsidiaries. Another factor for the increase was that strong sales of materials handling systems such as automated storage and retrieval systems made up for a decrease in sales of forklift trucks and other materials handling equipment.

During the term, total demand in the Japanese forklift truck market decreased to approximately 90% of the previous term, while our sales were 95% of the previous term, outperforming market demand. In North America and Europe, total demand for the term was similarly sluggish due to the aftershocks of last year's September 11 terrorist attacks in the U.S. and other factors, but our sales, which exclude those of BT Industries, outperformed the market.

BT Industries' orders received during the term (January to June 2002) were slightly up over the previous term (January to June 2001). Orders received in Europe decreased in the first quarter, but improved in the second quarter, marking a slight increase over the previous term. We believe that the North American market has bottomed out, and BT Industries' orders received increased compared with the previous term. On the other hand, BT Industries' sales during the term decreased 8% from the previous term. Sales in Europe remained at approximately the same level, but sales in North America registered a double-digit decrease as a percentage compared with the previous term. Whereas a substantial order backlog resulted in higher sales in the previous term, sales in 2001 exceeded orders received, and the order backlog had therefore decreased at the end of the year.

Our Materials Handling Equipment Segment also manufactures and sells tow tractors, skid steer loaders, shovel loaders, sweepers and other industrial equipment.

Textile Machinery Segment

Our Textile Machinery Segment comprises the Spinning Machinery Business, with the manufacture of ring spinning frames at its core, and the Weaving Machinery Business, based on the manufacture of air-jet looms. Toyota Industries is a world leader in both businesses. Net sales of the Textile Machinery Segment amounted to ¥22.8 billion (US$186.0 million) for the term, an increase of 40.8% over the previous term. Operating

income was ¥0.7 billion (US$5.7 million) for the term, an increase of 249.8% over the previous term. This increase was due largely to a substantial increase in exports of air-jet looms to China and aggressive cost-reduction activities.

During the term, sales of the Spinning Machinery Business fell short of those for the previous term. Sales in Japan and Pakistan increased as a result of strong sales activities, but sales in Bangladesh, Uzbekistan and Thailand decreased. The Weaving Machinery Business, on the other hand, received a large order for air-jet looms from a group of textile manufacturers in Jiangsu Province, China earlier this year, resulting in a substantial increase in exports to that country. Sales of water-jet looms also increased in China, boosting sales of the Weaving Machinery Business over the previous term.

Others Segment

The Others Segment comprises businesses that we entered comparatively recently. Although our operations in these fields are still relatively limited, we expect them to become a key pillar of Toyota Industries in the future. One of these businesses is TIBC Corporation ("TIBC"), a joint venture with Ibiden Co., Ltd. TIBC produces ball grid array (BGA) plastic package substrates for IC chipsets, and flexible printed circuit (FPC) substrates for IC cards. This segment also includes the manufacture and sales of press dies and production equipment.

Net sales of the Others Segment totaled ¥25.4 billion (US$207.6 million) for the term, an increase of 58.1% over the previous term. This increase was because an increase in sales of production equipment and the consolidation of all five Taikoh Transportation Group companies (which amounted to ¥11.4 billion) outweighed a decrease in Electronics Business sales, including those of TIBC, which resulted from the bursting of the IT "bubble." Operating income totaled ¥1.6 billion (US$12.9 million) for the term, a decrease of 44.2% from the previous term, reflecting a performance by TIBC that did not meet expectations, and other factors.

ST Liquid Crystal Display Corp. ("ST-LCD"), which produces low-temperature polysilicon TFT-LCDs, is a 50-50 joint venture with Sony Corporation, and we believe that ST-LCD will form the core of our Electronics Business in the medium to long term. ST-LCD is not consolidated but accounted for by the equity method in Toyota Industries' consolidated financial results. ST-LCD's performance for the term was worse than the previous term due to an increase in depreciation that arose from the start-up of a second production line.

Achievements During the Term

Cost Reduction Activities

During the term, we reduced costs aggressively and improved manufacturing productivity. In April 2001, Toyota Industries



Tadashi Ishikawa
President

Corporation embarked on an ambitious three-year cost-reduction program to be implemented throughout the Company. We have so far achieved most of the objectives as planned. We established a special project team in each business division to ensure that our cost-reduction activities were systematic and thorough. As well as enhancing our ongoing VE (Value Engineering) and VA (Value Analysis) activities, we sought to optimize our procurement of materials and components globally, and reduced general expenses and head office fixed costs.

Exploiting IT

The exploitation of the latest advances in IT is one of our important strategic objectives. We believe that the potential impact of IT on competitiveness will be significant.
Using IT, we are overhauling our traditional way of doing business to accelerate management processes. We are also seeking to improve productivity in our development and production departments through installation of three-dimensional CAD (Computer Aided Design) systems throughout the Company.

In addition, we are pushing ahead with the introduction of ERP (Enterprise Resource Planning) systems to facilitate an improvement in overall management and to allow swifter decision-making through universal access to a unified management database. We have already set up ERP in our Accounting and Purchasing departments.

In May 2002, we opened "e-Lab," our base station for building a Group-wide information system and conducting IT research. The e-Lab is responsible for researching digital simulation technologies with a view to reducing lead-times from development to manufacture to shipment. It is also involved in developing an optimal network system for joint development of parts with suppliers and for parts procurement.

Capital and Business Collaboration

In May 2002, following the conclusion of a comprehensive agreement on capital and business collaboration between

Toyota Industries Corporation and Aichi Corporation ("Aichi"), the Company acquired the new shares issued by Aichi. As a result, the Company now holds 34% of Aichi's outstanding shares. We also obtained a warrant granting us an option to purchase up to 51% of Aichi's shares in May 2003. We will closely monitor the effectiveness of the collaboration before deciding whether to exercise the warrant and welcome Aichi into our network of subsidiaries. Although currently suffering from a deteriorating market environment, Aichi is a leading manufacturer of aerial lift equipment, with a market share of over 70% in Japan. In order to improve its performance, Aichi has been working to reduce costs and inventories, and shorten lead-times from order to shipment.

The Company will provide Aichi with capital, production technology and production control know-how. In the future, we plan to transfer TOYOTA Material Handling Company's* ("TMHC's") manufacturing operations for special-purpose vehicles, including aerial lift equipment and skid steer loaders, to Aichi, and have Aichi become a specialized manufacturer of these vehicles. TMHC will in turn concentrate on the manufacture of materials handling equipment such as forklift trucks and warehouse equipment. Through efficient allocation of management resources, we will work to turn around Aichi's performance as well as increase our shareholder value.

** TOYOTA Material Handling Company is a division of Toyota Industries Corporation, and manufactures and sells TOYOTA-brand materials handling equipment.*

Business Outlook for Fiscal 2003

The future course of the world economy is even more unpredictable than ever. In the U.S., once-robust consumer spending is waning and enterprises are cutting back on capital investment. In Europe, some countries are showing signs of an upswing, but Germany is slowing down and the situation in Europe as a whole is one of stagnation. In Japan, a rapid rebound in consumer spending cannot be expected in the face of rising unemployment, and the slow recovery of the U.S. economy makes it difficult for Japan to turn its economy around through exports. Economies in the rest of Asia, especially China, continue to expand, but it is generally agreed that the pace of expansion will slacken as a result of the slow recovery in the U.S. We expect that in the second half of fiscal 2003, ending March 31, 2003, Toyota Industries will face increasingly challenging economic conditions.

In these circumstances, we will seek to ensure that our products and services are attuned to customer needs. We will also continue with our cost-reduction activities. Our strategy will also include a wider use of IT in improving management efficiency and a strengthening of our management base to make it even more responsive to market changes.

We are confident that our long-standing policy of diversification will pay off in an unstable market environment, in that even if some of our businesses experience difficulties, other businesses will perform well, so allowing Toyota Industries to continue on the path to stable and sustainable growth.

For fiscal 2003 in full, we forecast the following: Consolidated net sales of ¥1,060 billion (US$8,646 million), an increase of 8.1% over fiscal 2002 and representing a ¥70 billion increase over our forecast at the beginning of fiscal 2003; ordinary income of ¥50 billion (US$408 million), an increase of 4.5% over fiscal 2002 and representing a ¥2 billion increase over our forecast at the beginning of fiscal 2003; and net income of ¥25 billion (US$204 million), a decrease of 8.5% from fiscal 2002 and representing a ¥1.5 billion increase over our forecast at the beginning of fiscal 2003.

Note: The financial projections set forth above are based upon a number of assumptions and estimates that, while presented with numerical specificity and considered reasonable by us when taken as a whole, are inherently subject to significant economic, business, competitive, regulatory and operational uncertainties, contingencies and risks, many of which are beyond our control. Financial projections are necessarily speculative in nature, and it can be expected that one or more of the assumptions underlying the projections will prove not to be valid, and unanticipated events and circumstances are likely to occur. Actual results will vary from the financial projections and those variations may be material. Consequently, this report should not be regarded as a representation by us or any other person that the financial projections will be achieved. Current negative market trends in the global economy make it particularly difficult to predict product demand and other related matters.

Increasing Shareholder Value

The most important aspect of our corporate mission is to increase shareholder value. We consistently aim to improve medium- to long-term profitability and increase shareholder value through efficient management and implementation of ambitious strategies with specific goals in each business area. Concurrently, as a responsible corporate citizen, we emphasize activities to protect the natural environment and fulfill our other social responsibilities.

We thank all of our stakeholders, including shareholders, customers, suppliers, local communities and employees, for their support. As we look to secure further growth in shareholder value, we respectfully request a continuation of the support we have enjoyed to date.

December 2002



Akira Yokoi
Chairman



Tadashi Ishikawa
President

In this section, we review the highlights of Toyota Industries' activities from April to October 2002.

NEW PLANTS

Commencement of Higashiura Plant

In July 2002, Higashiura Plant started operations to manufacture parts for car air-conditioning compressors. The market demand for our compressors is expected to rise, and in order to cope with this increase, we are reinforcing the production capacity of our facilities in Japan, North America and Europe. In Japan, now that we have completed our Higashiura Plant, we have a three-plant structure — in Kariya, Obu and Higashiura.

Under the concept of using natural energy and attaining harmony with the surrounding environment, we constructed Higashiura Plant to consume 20% less electricity than conventional plants of comparable size and production capacity. We installed clean energy systems such as wind and solar power generators as well as a cogeneration system. We also installed a water recycling system and a rainwater utilization system to conserve water resources.



Local Production and Sale of Forklift Trucks in China

In anticipation of expanding demand in China, TOYOTA Material Handling Company ("TMHC") is constructing a new forklift truck assembly plant within the premises of Toyota Industry (Kunshan) Co., Ltd. ("TIK"), which is engaged in the production of foundry parts in Kunshan, Jiangsu Province, China. TMHC is slated to begin local production and sale of forklift trucks in April 2003. To begin with, the local plant will assemble 1-3 ton internal combustion forklift trucks, top sellers in China, with an annual production capacity of 550 units. Closely monitoring the trend in demand, TMHC will gradually increase unit production as well as the number of models manufactured in China.

Local Production of Diesel Engines in Poland

In October 2002, we established Toyota Motor Industries Poland Sp.zo.o. ("TMIP") jointly with Toyota Motor Corporation ("TMC") to manufacture diesel engines in Jelcz-Laskowice, Poland. The Company's equity share is 40%. To accommodate an expected expansion of demand in Europe, TMIP will engage in the production of 2000cc-class diesel engines. TMIP is expected to start operations in 2005, with an annual production capacity of 120,000 units. The total investment in this enterprise is expected to be 170 million euros.

NEW PRODUCTS

Introduction of Electric Pallet Trucks into Japanese Market

In May 2002, TMHC started selling BT Industries' electric pallet trucks (BT MINIMOVER and BT ORION, but both sold as "Minimover" under the "TOYOTA L&F*" brand name) in Japan, as part of its pursuit of synergistic benefits with BT Industries, a world leader in warehouse trucks. Although Japan's warehouse truck market is still small, TMHC expects the marketing of the products of BT Industries, already highly regarded in Europe and the U.S., will lead to a realization of potential demand in Japan.



* *L&F stands for "Logistics and Forklifts," and refers to materials handling systems, and industrial vehicles and equipment.*

Production Start-Up of 2AZ-FE Gasoline Engines

In August 2002, we started production of the 2400cc 2AZ gasoline engine with aluminum block and variable valve timing under consignment from TMC. This engine is fitted in the Estima (Previa) for Japan, Europe and Australia.



Exhibition of Materials Handling Equipment at Hannover Messe 2002

In April 2002, Hannover Messe, one of the world's largest industrial technology trade fairs, was held in Hannover, Germany, with the participation of more than 7,000 companies from 80 countries around the world. Both Toyota Industrial Equipment Europe, S.A.R.L. ("TIEE"), the European division of TMHC, and BT Industries exhibited their own brand products at CeMAT 2002, an exhibition within "The World Fair for Material Handling and Logistics," one of seven specialized fairs at Hannover Messe.

TIEE showed mainly electric trucks such as the Easymover electric pallet truck, the 7FBRE reach truck and the 7FBMF electric counterbalanced forklift truck, showcasing its wide-ranging product lineup and its capacity for finely-tuned after-service. Under the theme of "Share Our Strength," TIEE is confident of success in promoting its ability to cater precisely to a broad range of materials handling needs.

BT Industries displayed a full range of products including the CARGO counterbalanced trucks, as well as warehouse trucks such as the BT IXION stacker truck, BT ORION/MINIMOVER electric pallet trucks and BT VECTOR very narrow aisle truck. Under the theme of "Don't Buy Trucks," BT Industries emphasized the benefits of long-term rental and its capability to provide full maintenance services.


BT
Kaufe H 15
Don't buy trucks.
BT Booth

TOYOTA
INDUSTRIAL EQUIPMENT


TOYOTA 7FBMF Electric Counterbalanced Forklift Truck

Cutting-Edge Textile Machinery Showcased at CITME2002

From October 15 to 19, 2002, the 8th China International Textile Machinery Exhibition (CITME2002) was held in Beijing, China. We displayed three units of the JAT610, our best-selling air-jet loom since its introduction in 1996, the JAT710 air-jet loom, to be marketed in January 2003, and the LW600 water-jet loom. Also displayed was a three-dimensional cut-model of a compact spinning system, which enables spinning of high-grade compact yarn with higher strength, less hairiness and improved evenness. The RX240NEW-EST, which is equipped with this system, has been on the market since October 2002.


TOYOTA
JAT710 Air-Jet Loom

Advanced, Environment-Friendly Technology at Tokyo Motor Show 2002

We displayed a selection of our advanced auto technologies at the 36th Tokyo Motor Show, held from October 29 to November 3, 2002 at the Makuhari Messe, Chiba, on the outskirts of Tokyo. Under our show theme of "Toyota Industries Corporation supports transportation to accommodate people around the world," we displayed our product lineup with emphasis on environmental safety, high efficiency and reduced costs in a variety of materials handling situations. We also introduced key devices and environmental and electronics technologies that back up these products.

We showcased car air-conditioning compressors, including the CO_2 refrigerant compressor (displayed for the first time in Japan) and continuous variable displacement compressors, as well as electronic parts such as a battery charging system for electric vehicles, DC-DC converter for hybrid vehicles and super compact radio tuner module. In the materials handling field, we exhibited a hand pallet truck and electric hand pallet trucks, provided by BT Industries on an OEM basis, as well as Aichi Corporation's truck-mounted aerial lift.


TOYOTA

Environmental Report 2002

In July 2002, we published the latest edition of our Environmental Report, produced annually since 1999. Written with reference to guidelines established by the Ministry of the Environment, the report explains our environmental protection activities in detail. In our 2002 edition, we detail the progress of our Third Environmental Action Plan (April 2001 to March 2006), as well as development of environment-friendly products through the implementation of LCA (Life Cycle Assessment). We also outline our collective efforts to reduce the release of pollutants during production processes and their impact on the environment through efficient use of energy and resources. In addition, the report contains environmental accounting data, calculated in accordance with the guidelines laid down by the Japanese Ministry of the Environment.


TOYOTA
2002

The contents of the latest Environmental Report, together with details of our recent activities and related matters, are also posted on our Web site at http://www.toyota-industries.com/environment/.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations is based on information known to management as of November 30, 2002. It includes forward-looking statements concerning the expected future performance of Toyota Industries Corporation. Please refer to "Cautionary Statement with Respect to Forward-Looking Statements" at the beginning of this semiannual report, which pertains to the report as a whole.

Results of Operations

Net Sales

During the six months ended September 30, 2002 (the "term"), it was anticipated that falling stock prices worldwide would affect the economy. In Japan, private sector capital investment continued to be stagnant. Overseas, prospects for the future remained uncertain.

Against this background, total consolidated net sales of Toyota Industries amounted to ¥520.5 billion for the term, an increase of ¥41.5 billion (8.7%) compared with the six months ended September 30, 2001 (the "previous term"). The increase was due mainly to increased sales of our products in the Automobile and Textile Machinery segments. Below are Toyota Industries' sales for the term by geographic segment, before elimination of intersegment transactions.

■ Japan

Sales totaled ¥395.7 billion for the term, an increase of ¥41.8 billion (11.8%) over the previous term. This increase was due mainly to increased sales of our products in the Automobile and Textile Machinery segments.

■ North America

Sales totaled ¥95.5 billion for the term, an increase of ¥0.2 billion (0.2%) over the previous term. Though sales of the Automobile Segment increased, those of the Materials Handling Equipment Segment decreased.

■ Europe

Sales totaled ¥69.9 billion for the term, an increase of ¥9.3 billion (15.3%) over the previous term. This increase reflected an increase in sales of our products in the Materials Handling Equipment Segment.

■ Others

Sales totaled ¥2.0 billion for the term, an increase of ¥0.1 billion (5.9%) over the previous term.

** Please refer to "To Our Shareholders" for results by business segment.*

Cost of Sales and Selling, General and Administrative Expenses

Cost of sales for the term totaled ¥436.8 billion, an increase of ¥34.2 billion (8.5%) over the previous term. This was due mainly to a sales increase by the Automobile and Textile Machinery segments.

Selling, general and administrative expenses totaled ¥58.5 billion for the term, an increase of ¥6.5 billion (12.6%) over the previous term. This increase was due to an increase in selling expenses of the Materials Handling Equipment Segment.

Research and development expenses, included in SGA and manufacturing costs, totaled ¥14.6 billion for the term. By principal segment, research and development expenses were ¥9.2 billion for the Automobile Segment and ¥4.6 billion for the Materials Handling Equipment Segment.

Non-Operating Income and Expenses

Interest and dividend income was ¥9.1 billion for the term, an increase of ¥0.6 billion (7.5%) over the previous term. Interest expenses were ¥5.3 billion for the term, a decrease of ¥0.2 billion (4.1%).

Non-operating income and expenses, net decreased ¥0.5 billion for the term, reflecting mainly a decrease in equity in earnings of affiliates.

Extraordinary Losses

During the first half of fiscal 2003, an extraordinary loss of ¥1.5 billion was posted as a result of loss on disposal of property, plant and equipment that accompanied the relocation of a foundry plant.

Income Taxes

Current and deferred income taxes, net for the term totaled ¥11.1 billion, an increase of ¥0.3 billion (3.0%) over the previous term. The effective income tax rate increased from 40.5% to 43.8%.

Minority interest in consolidated subsidiaries decreased ¥0.7 billion to ¥0.6 billion.

Net Income

Net income for the term was ¥13.6 billion, a decrease of ¥1.5 billion (10.0%) from the previous term. Net income per share was ¥43.57, compared with ¥48.35 for the previous term, and diluted net income per share was ¥39.05, compared with ¥43.55 for the previous term.

Financial Position

Total assets at the end of the term stood at ¥1,692.3 billion, a decrease of ¥78.1 billion (4.4%) from the total as of March 31, 2002 (end of the previous fiscal year). This decrease was due largely to a decrease of ¥110.0 billion (11.2%) in the carrying amount of investment securities.

Current assets were ¥312.8 billion at the end of the term, an increase of ¥17.5 billion (5.9%) over the previous fiscal year. This increase was due largely to increases in trade notes and accounts receivable in an amount of ¥11.7 billion (10.9%) as a result of a sales increase by the Textile Machinery Segment and the consolidation of Taikoh Transportation Group.

Net property, plant and equipment was ¥352.2 billion at

the end of the term, an increase of ¥14.6 billion (4.3%) over the previous fiscal year. This increase was due to the construction of Higashiura Plant and "e-Lab," our information technology research laboratory, as well as the consolidation of Taikoh Transportation Group.

Intangible assets stood at ¥94.0 billion at the end of the term, a decrease of ¥0.9 billion (0.9%) from the previous fiscal year. This decrease was because a decrease in goodwill outweighed an increase in software.

Investments and other assets stood at ¥933.2 billion at the end of the term, a decrease of ¥109.3 billion (10.5%) from the previous fiscal year. This reflected an 11.2% decrease in the carrying amount of investment securities of Toyota Motor Corporation ("TMC"), Toyota Group companies and others in a total amount of ¥110.0 billion.

Current liabilities stood at ¥377.2 billion at the end of the term, an increase of ¥140.6 billion (59.4%) over the previous fiscal year. Short-term loans increased ¥133.1 billion since certain long-term loans, corporate bonds and convertible bonds became due to mature within one year.

Long-term liabilities were ¥469.4 billion at the end of the term, a decrease of ¥166.7 billion (26.2%) from the previous fiscal year. ¥133.1 billion of certain long-term loans, corporate bonds and convertible bonds was reclassified to the category of short-term loans. Deferred tax liabilities also decreased by ¥44.9 billion (14.2%), because the carrying amount of investment securities decreased.

Minority interest in consolidated subsidiaries increased ¥3.8 billion (20.4%) to ¥22.7 billion at the end of the term, due mainly to the consolidation of Taikoh Transportation Group.

Shareholders' equity was ¥823.0 billion at the end of the term, a decrease of ¥55.8 billion (6.3%) from the previous fiscal year. Net unrealized gains on other securities decreased ¥63.8 billion (14.0%), outweighing an increase in retained earnings of ¥10.2 billion (4.0%). The ratio of shareholders' equity to total assets decreased from 49.6% to 48.6%.

Cash Flows

Net cash provided by operating activities was ¥42.4 billion for the term, an increase of ¥10.8 billion (34.2%) over the previous term. An increase in receivables was offset by a decrease in inventories, income tax payments and an increase in other liabilities.

Net cash used in investing activities was ¥42.8 billion for the term, a decrease of ¥14.5 billion (25.3%) from the previous term. This decrease was due mainly to the expenditure arising from the acquisition of TMC's Industrial Equipment Sales Division during the previous term.

Net cash provided by financing activities was ¥7.7 billion for the term, a decrease of ¥0.9 billion (10.5%) from the previous term. Payments for purchase of treasury stocks were ¥1.9 billion, an increase of ¥0.5 billion. During the term, Toyota Industries paid ¥3.1 billion in cash dividends, an increase of ¥0.3 billion over the previous term.

Including translation adjustments, cash and cash equivalents for the term increased ¥6.2 billion, compared with a decrease of ¥17.0 billion for the previous term. As a result, cash and cash equivalents as of September 30, 2002 stood at ¥77.3 billion.

Basic Policy on the Distribution of Profits

Toyota Industries Corporation's dividend policy is based on maintaining stable dividends while giving proper consideration to business performance, the dividend payout ratio and other factors as it makes every effort to meet the expectations of shareholders.

Toyota Industries Corporation will use retained earnings to aggressively pursue business expansion and strengthen its corporate constitution in order to secure future profits for its shareholders. It will also use retained earnings to purchase treasury stock.

On October 28, 2002, the Board of Directors of Toyota Industries Corporation voted to distribute an interim cash dividend of ¥10.0 per common share, an increase of ¥1.0 over the previous term. The interim cash dividend was payable on November 26, 2002.

Stock Repurchase Program

On June 27, 2002, the Ordinary General Meeting of Shareholders resolved to authorize the Board of Directors of Toyota Industries Corporation to repurchase up to 20 million of the Company's common shares at a total purchase price not exceeding ¥50 billion. This allows the Company to implement flexible capital policies in accordance with the current business environment.

Accordingly, Toyota Industries Corporation purchased 1 million of its common shares at a total purchase cost of ¥1.9 billion during the term.

Stock Option Incentive Plan

In June 2002, the Ordinary General Meeting of Shareholders of Toyota Industries Corporation approved a grant of share acquisition rights as a stock option incentive plan to board members and designated key employees.

The purpose of this plan is to further motivate senior management in enhancing shareholder value.

In accordance with the resolution of the shareholders' meeting, a total of 728,000 shares at a predetermined price was granted in August 2002 to 145 people (30 directors and 115 associate directors and general managers). The number of shares granted per person varies from 2,000 to 20,000 in accordance with the degree of contribution to the Company.

The grant price is the higher of the closing price on the Tokyo Stock Exchange on the date of grant and 1.05 times the average closing price in the full calendar month prior to the month of the grant date. Recipients may not exercise the option within the first two years. Subsequent to the initial period, the option must be exercised or waived within the next four years.

CONSOLIDATED BALANCE SHEETS

Toyota Industries Corporation
As of September 30 and March 31, 2002, and September 30, 2001 (unaudited)

	Millions of yen			Thousands of U.S. dollars (Note 1)
	September 30	March 31	September 30	September 30
ASSETS	**2002**	2002	2001	**2002**
Current assets:				
Cash and cash equivalents (Note 2(3))	**¥ 77,286**	¥ 71,120	¥ 78,258	**$ 630,392**
Trade notes and accounts receivable	**119,542**	107,821	107,561	**975,057**
Short-term investments (Notes 2(4) and 6)	**8,664**	7,979	13,543	**70,669**
Inventories (Note 2(5))	**66,773**	70,511	67,042	**544,641**
Deferred tax assets	**12,657**	10,081	8,885	**103,238**
Other current assets	**29,703**	29,731	27,515	**242,275**
Less — allowance for doubtful accounts (Note 2(8))	**(1,791)**	(1,917)	(1,595)	**(14,608)**
Total current assets	**312,834**	295,326	301,209	**2,551,664**
Fixed assets:				
Property, plant and equipment (Note 2(6)):				
Buildings and structures	**112,762**	102,659	96,958	**919,755**
Machinery, equipment and vehicles	**153,882**	149,259	145,461	**1,255,155**
Tools, furniture and fixtures	**15,540**	15,483	15,374	**126,754**
Land	**54,161**	46,550	46,311	**441,770**
Construction in progress	**15,875**	23,692	19,832	**129,486**
Total property, plant and equipment	**352,220**	337,643	323,936	**2,872,920**
Intangible assets (Note 2(7)):				
Software	**7,597**	6,347	2,850	**61,966**
Goodwill	**86,419**	88,528	85,193	**704,886**
Total intangible assets	**94,016**	94,875	88,043	**766,852**
Investments and other assets:				
Investments in securities (Notes 2(4) and 6)	**876,337**	986,355	845,972	**7,147,936**
Long-term loans	**10,206**	11,533	10,901	**83,246**
Long-term prepaid expenses	**14,507**	11,927	9,774	**118,328**
Deferred tax assets	**2,826**	2,237	2,310	**23,050**
Other investments and other assets	**29,581**	30,621	31,259	**241,281**
Less — allowance for doubtful accounts (Note 2(8))	**(232)**	(116)	(108)	**(1,892)**
Total investments and other assets	**933,225**	1,042,557	900,108	**7,611,949**
Total fixed assets	**1,379,461**	1,475,075	1,312,087	**11,251,721**
Total assets	**¥1,692,295**	¥1,770,401	¥1,613,296	**$13,803,385**

The accompanying notes are an integral part of these financial statements.

	Millions of yen			Thousands of U.S. dollars (Note 1)
	September 30	March 31	September 30	September 30
LIABILITIES AND SHAREHOLDERS' EQUITY	**2002**	2002	2001	**2002**
Current liabilities:				
Trade notes and accounts payable	**¥ 111,741**	¥ 111,251	¥ 103,811	**$ 911,427**
Short-term loans (Note 3(2))	**166,467**	33,371	38,725	**1,357,806**
Other payables	**19,181**	21,662	19,629	**156,452**
Accrued expenses	**38,223**	36,327	37,104	**311,770**
Accrued income taxes	**12,208**	8,611	10,891	**99,576**
Deposits received from employees	**19,039**	18,548	18,374	**155,294**
Deferred tax liabilities	**964**	494	65	**7,863**
Other current liabilities (Note 3(2))	**9,370**	6,375	6,185	**76,427**
Total current liabilities	**377,193**	236,639	234,784	**3,076,615**
Long-term liabilities:				
Long-term debt	**156,290**	281,983	278,677	**1,274,796**
Deferred tax liabilities	**271,112**	315,978	262,548	**2,211,354**
Allowance for retirement benefits	**32,664**	28,840	27,683	**266,427**
Other long-term liabilities	**9,325**	9,293	8,312	**76,060**
Total long-term liabilities	**469,391**	636,094	577,220	**3,828,637**
Total liabilities	**846,584**	872,733	812,004	**6,905,252**
Minority interest in consolidated subsidiaries	**22,697**	18,856	16,770	**185,131**
Shareholders' equity:				
Common stock:				
Authorized — 1,091,245,000 shares				
Issued — 313,324,451 shares as of September 30, 2002	**68,047**	–	–	**555,033**
313,299,249 shares as of March 31, 2002	–	68,022	–	–
313,299,249 shares as of September 30, 2001	–	–	68,022	–
Capital surplus	**89,365**	89,327	88,516	**728,915**
Retained earnings	**264,180**	253,975	245,418	**2,154,812**
Net unrealized gains on other securities (Notes 2(4) and 6)	**392,595**	456,415	381,074	**3,202,243**
Foreign currency translation adjustments	**11,970**	12,361	2,773	**97,635**
Treasury stock at cost	**(3,143)**	(1,288)	(1,281)	**(25,636)**
— 1,512,010 shares as of September 30, 2002				
503,091 shares as of March 31, 2002				
499,235 shares as of September 30, 2001				
Total shareholders' equity	**823,014**	878,812	784,522	**6,713,002**
Total liabilities and shareholders' equity	**¥1,692,295**	¥1,770,401	¥1,613,296	**$13,803,385**

CONSOLIDATED STATEMENTS OF INCOME

Toyota Industries Corporation
For the six months ended September 30, 2002 and 2001 (unaudited)

	Millions of yen		Thousands of U.S. dollars (Note 1)
	For the six months ended September 30		For the six months ended September 30
	2002	2001	**2002**
Net sales	**¥520,489**	¥478,965	**$4,245,424**
Cost of sales	**436,790**	402,612	**3,562,724**
Gross profit	**83,699**	76,353	**682,700**
Selling, general and administrative expenses	**58,485**	51,943	**477,039**
Operating income	**25,214**	24,410	**205,661**
Non-operating income:			
Interest income	**4,667**	4,370	**38,067**
Dividends income	**4,424**	4,086	**36,085**
Other non-operating income	**4,679**	3,362	**38,164**
Non-operating expenses:			
Interest expenses	**(5,263)**	(5,488)	**(42,928)**
Other non-operating expenses	**(6,816)**	(4,100)	**(55,595)**
Ordinary income	**26,905**	26,640	**219,454**
Extraordinary losses:			
Loss on disposal of property, plant and equipment	**(1,535)**	–	**(12,521)**
Income before income taxes	**25,370**	26,640	**206,933**
Income taxes — current	**14,467**	12,144	**118,002**
Income taxes — deferred	**(3,355)**	(1,352)	**(27,365)**
Minority interest in consolidated subsidiaries	**644**	713	**5,252**
Net Income	**¥ 13,614**	¥ 15,135	**$ 111,044**

	Yen		U.S. dollars
Net income per share — basic	**¥43.57**	¥48.35	**$0.36**
Net income per share — diluted	**39.05**	43.55	**0.32**
Cash dividends per share	**10.00**	9.00	**0.08**

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Toyota Industries Corporation
For the six months ended September 30, 2002 and 2001 (unaudited)

		Millions of yen					
	Number of shares (Thousands)	Common stock	Capital surplus	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock at cost
Balance at March 31, 2001	313,296	¥68,019	¥88,513	¥233,368	¥ 558,673	¥ 2,746	¥ (21)
Net income	–	–	–	15,135	–	–	–
Cash dividends	–	–	–	(2,820)	–	–	–
Bonuses to directors and corporate auditors	–	–	–	(265)	–	–	–
Net unrealized gains on other securities	–	–	–	–	(177,599)	–	–
Foreign currency translation adjustments	–	–	–	–	–	27	–
Conversions of convertible bonds	3	3	3	–	–	–	–
Other	(499)	–	–	–	–	–	(1,260)
Balance at September 30, 2001	312,800	68,022	88,516	245,418	381,074	2,773	(1,281)
Balance at March 31, 2002	312,796	68,022	89,327	253,975	456,415	12,361	(1,288)
Net income	–	–	–	**13,614**	–	–	–
Cash dividends	–	–	–	**(3,128)**	–	–	–
Bonuses to directors and corporate auditors	–	–	–	**(281)**	–	–	–
Net unrealized gains on other securities	–	–	–	–	**(63,820)**	–	–
Foreign currency translation adjustments	–	–	–	–	–	**(391)**	–
Conversions of convertible bonds	**25**	**25**	**25**	–	–	–	–
Other	**(1,009)**	–	**13**	–	–	–	**(1,855)**
Balance at September 30, 2002	**311,812**	**¥68,047**	**¥89,365**	**¥264,180**	**¥ 392,595**	**¥11,970**	**¥(3,143)**

	Thousands of U.S. dollars (Note 1)					
	Common stock	Capital surplus	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock at cost
Balance at March 31, 2002	$554,829	$728,605	$2,071,574	$3,722,798	$100,824	$(10,505)
Net income	–	–	**111,044**	–	–	–
Cash dividends	–	–	**(25,514)**	–	–	–
Bonuses to directors and corporate auditors	–	–	**(2,292)**	–	–	–
Net unrealized gains on other securities	–	–	–	**(520,555)**	–	–
Foreign currency translation adjustments	–	–	–	–	**(3,189)**	–
Conversions of convertible bonds	**204**	**204**	–	–	–	–
Other	–	**106**	–	–	–	**(15,131)**
Balance at September 30, 2002	**$555,033**	**$728,915**	**$2,154,812**	**$3,202,243**	**$ 97,635**	**$(25,636)**

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Toyota Industries Corporation
For the six months ended September 30, 2002 and 2001 (unaudited)

	Millions of yen		Thousands of U.S. dollars (Note 1)
	For the six months ended September 30		For the six months ended September 30
	2002	2001	**2002**
Cash flows from operating activities:			
Income before income taxes	**¥ 25,370**	¥ 26,640	**$ 206,933**
Adjustments to reconcile income before income taxes to net cash provided by operating activities:			
Depreciation and amortization	**26,847**	25,918	**218,980**
Increase in allowance for doubtful accounts	**37**	28	**302**
Interest and dividends income	**(9,091)**	(8,456)	**(74,152)**
Interest expenses	**5,263**	5,488	**42,928**
Equity in net loss (earnings) of affiliates	**1,791**	(544)	**14,608**
(Increase) decrease in receivables	**(9,596)**	5,335	**(78,271)**
Decrease (increase) in inventories	**2,266**	(1,067)	**18,483**
Decrease in payables	**(803)**	(9,983)	**(6,550)**
Others, net	**8,520**	131	**69,495**
Subtotal	**50,604**	43,490	**412,756**
Interest and dividends income received	**9,519**	8,475	**77,643**
Interest expenses paid	**(5,857)**	(5,745)	**(47,773)**
Income taxes paid	**(11,910)**	(14,665)	**(97,145)**
Net cash provided by operating activities	**42,356**	31,555	**345,481**
Cash flows from investing activities:			
Payments for purchases of marketable securities	**(1,662)**	(1,008)	**(13,556)**
Proceeds from sales of marketable securities	**3,038**	2,000	**24,780**
Payments for purchases of property, plant and equipment	**(43,927)**	(35,464)	**(358,295)**
Proceeds from sales of property, plant and equipment	**452**	429	**3,687**
Payments for purchases of investment securities	**(11,335)**	(3,904)	**(92,455)**
Proceeds from sales of investment securities	**9,748**	72	**79,511**
Payments for acquisition of subsidiaries' stock resulting in change in scope of consolidation	**1,133**	(674)	**9,241**
Payments for loans made	**(1,489)**	(1,506)	**(12,145)**
Proceeds from collections of loans	**2,412**	1,528	**19,674**
Payments for acquisition of business	**–**	(23,685)	**–**
Others, net	**(1,216)**	4,884	**(9,919)**
Net cash used in investing activities	**(42,846)**	(57,328)	**(349,477)**
Cash flows from financing activities:			
(Decrease) increase in short-term loans	**(796)**	7,137	**(6,493)**
Proceeds from long-term loans	**21,421**	7,060	**174,723**
Repayments of long-term loans	**(8,337)**	(1,282)	**(68,002)**
Payments for purchase of treasury stocks	**(1,855)**	(1,382)	**(15,131)**
Cash dividends paid	**(3,128)**	(2,820)	**(25,514)**
Cash dividends paid for minority shareholders	**(194)**	(319)	**(1,582)**
Others, net	**567**	187	**4,625**
Net cash provided by financing activities	**7,678**	8,581	**62,626**
Translation adjustments of cash and cash equivalents	**(1,022)**	153	**(8,336)**
Net increase (decrease) in cash and cash equivalents	**6,166**	(17,039)	**50,294**
Cash and cash equivalents at beginning of period	**71,120**	95,297	**580,098**
Cash and cash equivalents at end of period	**¥ 77,286**	¥ 78,258	**$ 630,392**

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of presenting interim consolidated financial statements

The accompanying interim consolidated financial statements have been prepared based on the accounts maintained by Toyota Industries Corporation (the "Company") and its consolidated subsidiaries (together, hereinafter referred to as "Toyota Industries") in accordance with the provisions set forth in the Japanese Commercial Code and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Accounting Standards.

Certain items presented in the interim consolidated financial statements submitted to the Director of Kanto Finance Bureau in Japan have been reclassified in these accounts for the convenience of readers outside Japan.

The interim consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The rate of ¥122.60 = US$1, the approximate rate of exchange prevailing at September 30, 2002, has been used in translation. The inclusion of such amounts is not intended to imply that the Japanese yen have been or could be readily converted, realized or settled in U.S. dollars at this rate or any other rates.

2. Summary of significant accounting policies

(1) Consolidation

The interim consolidated financial statements include the accounts of the Company and its 118 subsidiaries (32 domestic subsidiaries and 86 overseas subsidiaries, which are listed on pages 24 and 25) as of September 30, 2002 and 109 subsidiaries (26 domestic subsidiaries and 83 overseas subsidiaries) as of September 30, 2001. The unconsolidated subsidiaries are excluded from consolidation because such subsidiaries would have no material effect on the consolidated financial statements of Toyota Industries, or Toyota Industries' owning a majority of such subsidiaries' shares would be temporary.

For the six-month period ended September 30, 2002, seven subsidiaries were newly added to the scope of consolidation, and two unconsolidated subsidiaries are excluded from the scope of consolidation because majority ownership of those two subsidiaries is temporary.

For the six-month period ended September 30, 2001, 12 subsidiaries were newly added to the scope of consolidation and three BT Industries group companies have been excluded from the scope of consolidation. Since five subsidiaries out of 12 subsidiaries were deemed as being acquired by the Company as of the interim period end, they were consolidated only in the balance sheets. Two unconsolidated subsidiaries are excluded from the scope of consolidation because majority ownership of those two subsidiaries is temporary.

The interim periods of certain subsidiaries are different from the interim period of the Company. Since the difference is not more than three months, the Company is using those subsidiaries' statements for their interim periods, making adjustments for significant transactions that materially affect the financial position or results of operations.

All significant intercompany transactions, balances and unrealized profits among Toyota Industries have been eliminated.

A full portion of the assets and liabilities of the acquired subsidiaries is stated at fair value as of the date of acquisition of control.

(2) Investments in unconsolidated subsidiaries and affiliates

Investments in two unconsolidated subsidiaries and 18 affiliates as of September 30, 2002 and investments in two unconsolidated subsidiaries and 17 affiliates as of September 30, 2001 are accounted for by the equity method of accounting.

Investments in unconsolidated subsidiaries and affiliates not accounted for by the equity method are stated at cost due to their insignificant effect on the consolidated financial statements.

The major affiliates accounted for by the equity method are listed on page 25.

(3) Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

(4) Marketable securities and investments in securities

Toyota Industries classifies securities into four categories by purpose of holding: trading securities, held-to-maturity securities, other securities, and investments in unconsolidated subsidiaries and affiliates. Toyota Industries did not have trading securities or held-to-maturity securities as of September 30, 2002 and 2001, respectively. Other securities with fair values are stated at fair value based on market prices at interim period end. Unrealized gains and losses are included in net unrealized gains on other securities as a separate component of shareholders' equity. Cost of sales of such securities is determined by the moving average method. Other securities without fair values are stated at cost, as determined by the moving average method.

Investments in unconsolidated subsidiaries and affiliates are accounted for by the equity method (see Note 2 (2) above).

(5) Inventories

Inventories are stated mainly at cost determined by the moving average method.

(6) Property, plant and equipment, and depreciation

Property, plant and equipment are stated at cost.

Depreciation expenses of property, plant and equipment are computed mainly by the declining-balance method for the Company and Japanese subsidiaries and by the straight-line method for foreign subsidiaries. Significant renewals and additions are capitalized at cost. Repair and maintenance are charged to income as incurred.

Accumulated depreciation as of September 30, 2002 and 2001 was ¥462,196 million ($3,769,951 thousand) and ¥434,792 million, respectively.

(7) Intangible assets and amortization

Amortization of intangible assets is computed using the straight-line method. Software costs for internal use are amortized by the straight-line method over their expected useful lives (mainly five years).

Goodwill, if material, is amortized principally over less than 20 years on a straight-line basis, while immaterial goodwill is charged to income as incurred.

(8) Allowances for doubtful accounts

Toyota Industries adopted the policy of providing an allowance for doubtful accounts in an amount sufficient to cover possible losses on collection by estimating individually uncollectible amounts and applying to the remaining accounts a percentage determined by certain factors such as historical collection experiences.

(9) Deferred charges

Stock issuance costs and bond issuance costs are expensed as incurred.

(10) Allowance for retirement benefits

Toyota Industries accrues an amount which is considered to be incurred in the period based on estimated benefit obligations and estimated pension assets at the end of period.

To provide for the retirement benefits for directors and corporate auditors, an amount which is calculated at the end of the period as required by an internal rule describing the retirement benefits for directors and corporate auditors is accrued.

(11) Lease transactions

Finance leases other than those that are deemed to transfer the ownership of the leased assets to lessees are accounted for mainly by the method similar to that applicable to ordinary operating leases.

(12) Consumption tax

The consumption tax under the Japanese Consumption Tax Law withheld by Toyota Industries on sales of goods is not included in the amount of net sales in the accompanying interim consolidated statements of income, and the consumption tax paid by Toyota Industries under the law on purchases of goods and services, and expenses are not included in the related amount.

(13) Hedge accounting

(a) Method of hedge accounting

Mainly the deferral method of hedge accounting is applied. In case of foreign currency forward contracts and foreign currency option contracts, the hedged items are translated at contracted forward rates if certain conditions are met.

(b) Hedging instruments and hedged items

Hedging instruments: Derivative instruments (interest rate swaps, foreign currency forwards and foreign currency options)

Hedged items: Risk of change in interest rate on borrowings and risk of change in forward exchange rate on transactions denominated in foreign currencies (monetary assets and liabilities, marketable securities and forecasted transactions)

(c) Hedging policy

Hedging transactions are executed and controlled based on Toyota Industries' internal rule. Toyota Industries is hedging interest rate risks and foreign currency risks. Toyota Industries' hedging activities are reported periodically to a director responsible for accounting.

(d) The method used to measure hedge effectiveness

Hedge effectiveness is measured by comparing accumulated changes in market price of hedged items and hedging instruments or accumulated changes in estimated cash flows from the inception of the hedge to the date of measurements performed. Currently it is considered that there are high correlations between them.

(e) Others

Due to the fact that counterparties to Toyota Industries represent major financial institutions which have high creditworthiness, Toyota Industries believes that the overall credit risk related to its financial instruments is insignificant.

(14) Appropriation of retained earnings

In the accompanying interim consolidated statements of shareholders' equity, the approved amount during the relevant fiscal year is reflected for the appropriation of retained earnings of consolidated subsidiaries. In Japan, the payment of bonuses to directors and corporate auditors is made out of retained earnings through an appropriation, instead of being charged to the income for the period.

3. Assets pledged as collateral

(1) Assets pledged as collateral as of September 30, 2002 and 2001 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Investments in securities	¥25,080	¥17,467	$204,568
Property, plant and equipment (other)	8,874	9,727	72,382
Machinery, equipment and vehicles	560	–	4,568
Trade notes and accounts receivable	482	200	3,931
Cash and bank deposits	42	29	342
Total	¥35,038	¥27,423	$285,791

(2) Secured liabilities as of September 30, 2002 and 2001 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Other current liabilities	¥18,735	¥17,984	$152,814
Short-term loans	8,930	11,859	72,838
Long-term debt	3,924	3,273	32,007
Bonds	300	300	2,447
Total	¥31,889	¥33,416	$260,106

4. Contingent liabilities

Toyota Industries is contingently liable for guarantees as of September 30, 2002 and 2001 as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Guarantees given by the Company	¥28,356	¥ 283	$231,289
Guarantees given by consolidated subsidiaries	5,923	2,869	48,312
Guarantee forwards given by the Company	3,761	3,251	30,677
Acts similar to guarantees given by consolidated subsidiaries	–	14,522	–

Guarantees given by consolidated subsidiaries as of September 30, 2002 and 2001 consist of 455,290 thousand of Swedish krona and 250,538 thousand of Swedish krona, respectively. Acts similar to guarantees given by consolidated subsidiaries as of September 30, 2001 consist of 1,268,283 thousand of Swedish krona.

5. Leases

(1) Finance leases (as a lessee) which do not transfer ownership of leased properties to lessees

(a) Pro forma information regarding leased properties such as acquisition cost equivalents and accumulated depreciation equivalents under finance leases as of September 30, 2002 and 2001 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Machinery and equipment:			
Acquisition cost equivalents	**¥7,721**	¥1,635	**$62,977**
Accumulated depreciation equivalents	**2,409**	777	**19,649**
Machinery and equipment interim period end balance equivalents	**5,312**	858	**43,328**
Tools, furniture and fixtures :			
Acquisition cost equivalents	**5,410**	4,922	**44,127**
Accumulated depreciation equivalents	**2,608**	2,222	**21,272**
Tools, furniture and fixtures interim period end balance equivalents	**2,802**	2,700	**22,855**
Total net leased properties	**¥8,114**	¥3,558	**$66,183**

Acquisition cost equivalents include the imputed interest expense portion because the percentage which is computed by dividing future minimum lease payments by total balance of property, plant and equipment, etc., at interim period ends is immaterial.

(b) Pro forma information regarding future minimum lease payments as of September 30, 2002 and 2001 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Due within 1 year	**¥2,270**	¥1,399	**$18,516**
Due after 1 year	**5,844**	2,159	**47,667**
Total	**¥8,114**	¥3,558	**$66,183**

Future minimum lease payments under finance leases include the imputed interest expense portion.

(c) Total lease payments for the six-month periods ended September 30, 2002 and 2001 are as follows:

	Millions of yen	Thousands of U.S. dollars
2002	**¥1,272**	**$10,375**
2001	772	–

Pro forma depreciation expenses, which are not reflected in the accompanying interim consolidated statements of income, are computed mainly by the straight-line method which assumes zero residual value and leasing term to be useful lives for the six-month periods ended September 30, 2002 and 2001, and are equivalent to the amount of total lease payments of the above.

(2) Finance leases (as a lessor) which do not transfer ownership of leased properties to lessees

(a) Information regarding leased properties such as acquisition cost and accumulated depreciation under finance leases as of September 30, 2002 and 2001 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Machinery and equipment:			
Acquisition cost	**¥7,238**	¥7,333	**$59,037**
Accumulated depreciation	**4,088**	4,061	**33,344**
Total net leased properties	**¥3,150**	¥3,272	**$25,693**

(b) Pro forma information regarding future minimum lease payments as of September 30, 2002 and 2001 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Due within 1 year	**¥1,915**	¥1,893	**$15,620**
Due after 1 year	**2,709**	2,681	**22,096**
Total	**¥4,624**	¥4,574	**$37,716**

Future minimum lease payments under finance leases include the imputed interest income portion.

(c) Total lease receipts for the six-month periods ended September 30, 2002 and 2001 are as follows:

	Millions of yen	Thousands of U.S. dollars
2002	**¥1,018**	**$8,303**
2001	1,210	–

(d) Depreciation for the six-month periods ended September 30, 2002 and 2001 is as follows:

	Millions of yen	Thousands of U.S. dollars
2002	**¥751**	**$6,126**
2001	709	–

(3) Operating leases (as a lessee)

Pro forma future lease payments under operating leases as of September 30, 2002 and 2001 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Due within 1 year	**¥ 2,271**	¥1,803	**$18,524**
Due after 1 year	**8,904**	4,973	**72,626**
Total	**¥11,175**	¥6,776	**$91,150**

(4) Operating leases (as a lessor)

Pro forma future minimum rentals under operating leases as of September 30, 2002 and 2001 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Due within 1 year	**¥ 4,186**	¥ 3,114	**$34,144**
Due after 1 year	**7,631**	7,017	**62,243**
Total	**¥11,817**	¥10,131	**$96,387**

6. Marketable securities

(1) As of September 30, 2002

(a) Other securities with readily determinable fair value are as follows:

	Millions of yen		
	Acquisition cost	Carrying amount	Difference
Stocks	**¥174,418**	**¥842,825**	**¥668,407**
Bonds			
Government and municipal bonds, etc.	**0**	**0**	**–**
Corporate bonds	**7,644**	**7,640**	**(4)**
Other bonds	**3**	**3**	**–**
Other	**470**	**650**	**180**
Total	**¥182,535**	**¥851,118**	**¥668,583**

	Thousands of U.S. dollars		
	Acquisition cost	Carrying amount	Difference
Stocks	**$1,422,659**	**$6,874,592**	**$5,451,933**
Bonds			
Government and municipal bonds, etc.	**0**	**0**	**–**
Corporate bonds	**62,349**	**62,317**	**(32)**
Other bonds	**24**	**24**	**–**
Other	**3,834**	**5,302**	**1,468**
Total	**$1,488,866**	**$6,942,235**	**$5,453,369**

(b) Significant contents and carrying amount of securities (excluding held-to-maturity bonds within securities with fair value) without readily determinable fair value are as follows:

	Millions of yen	Thousands of U.S. dollars
Held-to-maturity securities	**¥ –**	**$ –**
Other securities		
Domestic unlisted stocks excluding over-the-counter stocks	**15,137**	**123,467**
Money management fund	**20,072**	**163,719**
Foreign unlisted bonds	**–**	**–**

(2) As of September 30, 2001

(a) Other securities with readily determinable fair value are as follows:

	Millions of yen		
	Acquisition cost	Carrying amount	Difference
Stocks	¥171,235	¥819,825	¥648,590
Bonds			
Government and municipal bonds, etc.	0	0	–
Corporate bonds	13,211	13,225	14
Other bonds	3	3	–
Other	120	120	–
Total	¥184,569	¥833,173	¥648,604

(b) Significant contents and carrying amount of securities (excluding held-to-maturity bonds within securities with fair value) not practicable to be stated at fair value as of September 30, 2001, are as follows:

	Millions of yen
Held-to-maturity securities	¥ –
Other securities	
Domestic unlisted stocks excluding over-the-counter stocks	12,978
Money management fund	5,924
Foreign unlisted bonds	406

7. Derivative instruments

Notes relating to derivative instruments are omitted, since Toyota Industries has not used derivative instruments for other than hedging.

8. Segment information

(1) Business segments

	Millions of yen		Thousands of U.S. dollars
	For the six months ended September 30		For the six months ended September 30
	2002	2001	**2002**
Sales:			
Automobile			
Outside customer sales	**¥291,218**	¥266,143	**$2,375,351**
Intersegment transactions	**7,505**	6,637	**61,215**
	298,723	272,780	**2,436,566**
Materials handling equipment			
Outside customer sales	**181,021**	180,526	**1,476,517**
Intersegment transactions	**56**	27	**457**
	181,077	180,553	**1,476,974**
Textile machinery			
Outside customer sales	**22,801**	16,195	**185,979**
Intersegment transactions	**5**	223	**41**
	22,806	16,418	**186,020**
Others			
Outside customer sales	**25,449**	16,101	**207,577**
Intersegment transactions	**5,518**	6,586	**45,008**
	30,967	22,687	**252,585**
Subtotal	**533,573**	492,438	**4,352,145**
Elimination of intersegment transactions	**(13,084)**	(13,473)	**(106,721)**
Total	**¥520,489**	¥478,965	**$4,245,424**
Operating costs and expenses:			
Automobile	**¥283,441**	¥259,236	**$2,311,917**
Materials handling equipment	**173,500**	172,546	**1,415,171**
Textile machinery	**22,103**	16,217	**180,286**
Others	**29,383**	19,847	**239,665**
Elimination of intersegment transactions	**(13,152)**	(13,291)	**(107,276)**
Total	**¥495,275**	¥454,555	**$4,039,763**
Operating income (loss):			
Automobile	**¥ 15,282**	¥ 13,544	**$ 124,649**
Materials handling equipment	**7,577**	8,007	**61,803**
Textile machinery	**703**	201	**5,734**
Others	**1,584**	2,840	**12,920**
Elimination of intersegment transactions	**68**	(182)	**555**
Total	**¥ 25,214**	¥ 24,410	**$ 205,661**

Main products of each segment

Automobile	*Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors*
Materials handling equipment	*Counterbalanced forklift trucks, warehouse trucks, skid steer loaders, automated storage and retrieval systems, automatic guided vehicles*
Textile machinery	*Ring spinning frames, air-jet looms, water-jet looms*
Others	*Ball grid array plastic package substrates for IC chipsets, casting machines*

(2) Geographical segments

	Millions of yen		Thousands of U.S. dollars
	For the six months ended September 30		For the six months ended September 30
	2002	2001	**2002**
Sales:			
Japan			
Outside customer sales	**¥356,600**	¥324,118	**$2,908,646**
Intersegment transactions	**39,074**	29,723	**318,711**
	395,674	353,841	**3,227,357**
North America			
Outside customer sales	**94,762**	94,547	**772,936**
Intersegment transactions	**725**	704	**5,914**
	95,487	95,251	**778,850**
Europe			
Outside customer sales	**67,739**	58,506	**552,520**
Intersegment transactions	**2,137**	2,118	**17,431**
	69,876	60,624	**569,951**
Others			
Outside customer sales	**1,388**	1,794	**11,322**
Intersegment transactions	**615**	98	**5,016**
	2,003	1,892	**16,338**
Subtotal	**563,040**	511,608	**4,592,496**
Elimination of intersegment transactions	**(42,551)**	(32,643)	**(347,072)**
Total	**¥520,489**	¥478,965	**$4,245,424**
Operating costs and expenses:			
Japan	**¥374,084**	¥332,783	**$3,051,256**
North America	**92,580**	92,932	**755,139**
Europe	**69,049**	59,450	**563,205**
Others	**2,139**	1,951	**17,447**
Elimination of intersegment transactions	**(42,577)**	(32,561)	**(347,284)**
Total	**¥495,275**	¥454,555	**$4,039,763**
Operating income (loss):			
Japan	**¥ 21,590**	¥ 21,058	**$ 176,101**
North America	**2,907**	2,319	**23,711**
Europe	**827**	1,174	**6,746**
Others	**(136)**	(59)	**(1,109)**
Elimination of intersegment transactions	**26**	(82)	**212**
Total	**¥ 25,214**	¥ 24,410	**$ 205,661**

Significant countries belonging to each segment

North America .... U.S.A., Canada
Europe .... Sweden, France, Germany
Other .... India, China

9. Subsequent event

On December 17, 2002, the Company issued bonds without collateral in the principle amount of ¥80.0 billion. The Company intends to use the proceeds from the bond issue for the redemption of matured corporate bonds as well as for capital investment.

10th series of bonds without collateral

Total amount of issue	¥30 billion
Maturity date	December 20, 2007
Interest rate	0.41%

11th series of bonds without collateral

Total amount of issue	¥50 billion
Maturity date	December 20, 2012
Interest rate	1.13%

CERTIFICATE BY EXECUTIVE VICE PRESIDENT IN CHARGE OF ACCOUNTING AND FINANCE

I, being Executive Vice President in charge of Accounting and Finance, do hereby certify, to the best of my knowledge and following reasonable investigation, that the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the consolidated financial position of Toyota Industries Corporation and its consolidated subsidiaries as of September 30, 2002, and the consolidated results of their operations and cash flows for the six months then ended, in conformity with accounting principles generally accepted in Japan.

December 20, 2002



Koichiro Noguchi
Executive Vice President
Toyota Industries Corporation

DIRECTORS AND CORPORATE AUDITORS

(As of September 30, 2002)

Board of Directors

Chairman

Akira Yokoi*

President

Tadashi Ishikawa*

Executive Vice Presidents

Shozo Nakayama*
Koichiro Noguchi*
Tetsuro Toyoda*

Senior Managing Directors

Morio Kawamura*
Shiro Endo*
Kazuhiko Takeuchi*

*Representative Director

Managing Directors

Norio Sato
Masazumi Konishi
Shinjiro Kamimura
Tatsuo Matsuura
Masanori Itoh
Akira Imura
Iwao Katayama

Honorary Chairman

Yoshitoshi Toyoda

Directors

Tatsuro Toyoda
Yoshimitsu Ogihara
Seiji Ueda
Shigetaka Yoshida
Tsuneyoshi Kajiwara
Shinichiro Matsuyama
Masafumi Kato
Yasuharu Toyoda
Kimpei Mitsuya
Hiroya Kono
Kazunori Yoshida
Kenji Takenaka
Kosaku Yamada
Satoshi Kaseda

Corporate Auditors

Standing Corporate Auditors

Shigetaka Mitomo
Tadashi Komiya

Corporate Auditors

Iwao Isomura
Kosuke Shiramizu
Hiroshi Makino

CORPORATE DATA

(As of September 30, 2002)

Plants and Offices

	Main Products	Number of Employees	Land Area (1,000 m²)
Kariya Plant	Textile machinery, car air-conditioning compressors	1,791	171
Takahama Plant	Forklift trucks, materials handling systems	1,448	329
Nagakusa Plant	Automobiles	2,188	271
Kyowa Plant	Electronics equipment, press dies	744	159
Obu Plant	Parts for car air-conditioning compressors, die-cast parts	380	156
Hekinan Plant	Engines	1,440	271
Higashichita Plant	Foundry parts	378	332
Higashiura Plant	Parts for car air-conditioning compressors	57	244
Head Office and Others	–	1,473	602
Total		**9,899**	**2,535**

Consolidated Subsidiaries

	Location	Capital (thousands of the local currency)	Equity Ownership
Japan			
TIBC Corporation	Aichi	¥3,250,000	60.0%
TOYOTA L&F Tokyo Co., Ltd.	Tokyo	¥350,000	90.0%
Logistics Planning Tokyo Co., Ltd.	Tokyo	¥10,000	90.0%
Altex Co., Ltd.	Shizuoka	¥200,000	75.0%
Sun River Co., Ltd.	Osaka	¥150,000	81.3%
Izumi Machine Mfg. Co., Ltd.	Aichi	¥150,000	60.7%
TOYOTA L&F Keiji Co., Ltd.	Kyoto	¥140,000	65.0%
Tokyu Co., Ltd.	Aichi	¥135,000	63.3%
Mino Tokyu Co., Ltd.	Gifu	¥18,000	93.4%
Advanced Logistics Solutions Co., Ltd.	Aichi	¥100,000	100.0%
Toyoda High System, Incorporated	Aichi	¥100,000	90.0%
Nishina Industrial Co., Ltd.	Nagano	¥100,000	69.2%
Suzaka Nishina Industrial Co., Ltd.	Nagano	¥50,000	96.8%
Tokaiseiki Co., Ltd.	Shizuoka	¥98,000	92.1%
Logistec Co., Ltd.	Aichi	¥90,000	100.0%
SKE Inc.	Aichi	¥78,500	100.0%
Taikoh Transportation Group *1 (5 Companies)	–	–	–
SK Maintenance Inc.	Aichi	¥50,000	70.0%
Iwama Loom Works, Ltd.	Aichi	¥49,920	50.0%
Kawamoto System Corporation	Aichi	¥47,000	100.0%
Arti Inc.	Aichi	¥30,000	100.0%
TOYOTA L&F Shizuoka Co., Ltd.	Shizuoka	¥30,000	90.0%
Hara Corporation	Gifu	¥23,193	73.2%
Mizuho Industry Co., Ltd.	Aichi	¥20,000	93.8%
Sun Valley Inc.	Aichi	¥20,000	100.0%
Sun Staff, Inc.	Aichi	¥20,000	100.0%
Tokai System Institute Corp.	Aichi	¥10,000	100.0%
Shine's Inc.	Aichi	¥10,000	100.0%

	Location	Capital (Thousands of the local currency)	Equity Ownership
Outside Japan			
Toyoda International Sweden AB *2	Mjölby, Sweden	SEK6,652,977	100.0%
BT Industries Group *3 (64 companies)	–	–	–
Michigan Automotive Compressor, Inc.	Parma, Michigan, U.S.A.	US$146,000	60.0%
Toyota Industries North America, Inc. *4	Schaumburg, Illinois, U.S.A.	US$37,900	100.0%
Toyota Industrial Equipment Mfg., Inc. *4	Columbus, Indiana, U.S.A.	US$60,000	100.0%
Toyota Material Handling USA, Inc. *4	Irvine, California, U.S.A.	US$12,500	100.0%
ACTIS Manufacturing Ltd, LLC. *4	Grapevine, Texas, U.S.A.	US$2,000	60%
Toyota-Lift of Los Angeles, Inc. *4	Santa Fe Springs, California, U.S.A.	US$1,500	100.0%
Toyoda Textile Machinery, Inc. *4	Charlotte, North Carolina, U.S.A.	US$1,300	100.0%
Toyota Industries Personnel Service of America, Inc. *4	Schaumburg, Illinois, U.S.A.	US$100	100.0%
TD Deutsche Klimakompressor GmbH	Straßgräbchen, Germany	EUR20,452	65.0%
Kirloskar Toyoda Textile Machinery Limited	Bangalore, Karnataka, India	Rs2,116,200	94.3%
Toyota Industry (Kunshan) Co., Ltd.	Kunshan, Jiangsu, China	US$16,000	70.0%
Toyota Truck Norge AS	Trondheim, Norway	NOK110,000	100.0%
Toyota Truckutleie Norge AS	Trondheim, Norway	NOK100	100.0%
Toyota Truck Danmark A/S	Vejle, Denmark	DKK9,000	100.0%
Toyota Truckudlejning Danmark A/S	Vejle, Denmark	DKK500	100.0%
Toyota Industrial Equipment, S.A.	Ancenis, France	EUR9,000	60.0%
Toyota Gabelstapler Deutschland GmbH	Duisburg, Germany	EUR716	100.0%
Toyota Industrial Equipment (UK) Limited	Castleford, West Yorkshire, U.K.	GBP48	100.0%
Toyota Industrial Equipment (Northern) Limited	Castleford, West Yorkshire, U.K.	GBP10	100.0%
Toyota Industrial Equipment Europe, S.A.R.L.	Ancenis, France	EUR75	100.0%
Toyota Carrelli Elevatoria Italia S.r.l.	Bologna, Italy	EUR1,250	100.0%

Unconsolidated Subsidiary Accounted for by the Equity Method

	Location	Capital (thousands of the local currency)	Equity Ownership
Outside Japan			
BT Industries Group *3 (2 companies *5)	–	–	–

Affiliates Accounted for by the Equity Method

	Location	Capital (thousands of the local currency)	Equity Ownership
Japan			
ST Liquid Crystal Display Corp.	Aichi	¥50,000,000	50.0%
Aichi Corporation	Aichi	¥8,542,545	34.0%
Outside Japan			
BT Industries Group *3 (16 companies)	–	–	–

**1 Taikoh Transportation Group comprises Taikoh Transportation Co., Ltd. (parent company) and its four subsidiaries. Taikoh Transportation Co., Ltd. is headquartered in Aichi and capitalized at ¥83,985 thousand. Toyota Industries Corporation held 50.2% of the outstanding shares of Taikoh Transportation Co., Ltd. as of September 30, 2002.*

**2 Toyoda International Sweden AB held 100.0% of the outstanding shares of BT Industries AB as of September 30, 2002.*

**3 BT Industries Group comprises BT Industries AB (holding company headquartered in Mjölby, Sweden, capitalized at SEK560 million) and its 81 subsidiaries and affiliates.*

**4 Toyota Industries North America, Inc. is a holding company that exercises control over Toyota Industrial Equipment Mfg., Inc., Toyota Material Handling USA Inc., ACTIS Manufacturing Ltd, LLC, Toyota-Lift of Los Angeles, Inc., Toyoda Textile Machinery, Inc. and Toyota Industries Personnel Service of America, Inc. TAL Personnel Service, Inc. changed its name to Toyota Industries Personnel Service of America, Inc. in October 2002.*

**5 BT Industries AB temporarily holds more than a 50% share of the capital of two subsidiaries.*

Note: ¥–Japanese yen; SEK–Swedish krona; U.S.$–U.S. dollar; EUR–Euro; Rs–Indian rupee; NOK–Norwegian krone; DKK–Danish krone; GBP–British Pound

INVESTOR INFORMATION
(As of September 30, 2002)

Corporate Head Office
TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi, Aichi-ken
448-8671, Japan
Telephone: +81-(0)566-22-2511
Facsimile: +81-(0)566-27-5650

Date of Establishment
November 18, 1926

Common Stock
No par value
Authorized: 1,091,245,000 shares
Issued: 313,324,451 shares

Stock Exchange Listings
Tokyo, Osaka and Nagoya
(Ticker Code: 6201)

Number of Shareholders
18,589

Independent Accountants
ChuoAoyama Audit Corporation
3-28-12, Meieki, Nakamura-ku, Nagoya-shi,
Aichi-ken 450-8565, Japan

Transfer Agent
UFJ Trust Bank Limited
1-4-3, Marunouchi, Chiyoda-ku, Tokyo-to
100-0005, Japan
Telephone: +81-(0)3-3287-2211

Major Shareholders

	% of Ownership
Toyota Motor Corporation	24.82
DENSO Corporation	8.07
UFJ Bank Limited	5.03
Sumitomo Mitsui Banking Corporation	3.60
Nippon Life Insurance Company	3.52
UFJ Trust Bank Limited	2.98
Mitsui Sumitomo Insurance Co., Ltd.	2.53
Towa Real Estate Co, Ltd.	2.47
The Master Trust Bank of Japan, Ltd.	2.25
The Chuo Mitsui Trust and Banking Company, Limited	1.97

Common Stock Price Range (Tokyo Stock Exchange)

	FY2003		FY2002		FY2001		FY2000		FY1999	
	High	**Low**	High	Low	High	Low	High	Low	High	Low
1st quarter	**¥2,165**	**¥1,862**	¥2,770	¥2,355	¥2,435	¥1,950	¥2,350	¥2,050	¥2,455	¥2,170
2nd quarter	**2,005**	**1,770**	2,620	1,845	2,580	1,980	2,170	1,761	2,455	2,005
3rd quarter	–	–	2,165	1,766	2,305	1,922	2,250	1,880	2,130	1,880
4th quarter	–	–	2,210	1,823	2,575	2,100	2,320	1,870	2,195	1,941

Publications
Our Corporate Brochure and Environmental Report are available in both English and Japanese upon written request to the Public Affairs Department at our Corporate Head Office.

Internet Home Page
Updated information is published regularly on our Web site. (http://www.toyota-industries.com/)

Further Information
For further information, please write to the Investor Relations Office at our Corporate Head Office.


TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi, Aichi-ken 448-8671, Japan
Telephone: +81-(0)566-22-2511 Facsimile: +81-(0)566-27-5650
URL: http://www.toyota-industries.com/

This semiannual report is printed on recycled paper using soy ink to minimize the impact on the environment.

Printed in Japan

File No. 82-5112

Exhibit 6

(Brief Description)

January 17, 2003

Press Release on "Notice of the Results of Repurchase of Shares through ToSTNeT-2"

We hereby inform you that Toyota Industries Corporation ("TICO") repurchased its shares as follows with respect to the notice of repurchase of shares made to you yesterday (January 16, 2003)

1. Reason to repurchase of Shares	To repurchase its own shares to prepare for timely capital policy under changing business environment
2. Type of shares repurchased	Shares of common stock of TICO
3. Aggregate number of shares repurchased	13,950,000 shares
4. Purchase price	JPY 1,765 per share
5. Date of repurchase	January 17, 2003
6. Method of repurchase	Purchase through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System-2) (closing price orders)

(Reference)

Matters resolved at the FY2002 Ordinary General Shareholders' Meeting held on June 27, 2002.

Type of shares to be repurchased	Shares of common stock of TICO
Aggregate number of shares to be repurchased	Up to 20,000,000 shares
Aggregate purchase price of shares	Up to JPY 50,000,000,000

Shares having been repurchased up to January 17, 2003

Aggregate number of shares repurchased	14,950,000 shares
Aggregate purchase price of shares	JPY 26,459,108,600

Exhibit 9

(Brief Description)

March 24, 2003

Press Release on "TICO, TOYOTA TSUSHO to Establish Forklift Truck Distributor in China"

TOYOTA INDUSTRIES CORPORATION (TICO) and TOYOTA TSUSHO CORPORATION (TOYOTA TSUSHO) will establish Toyota Material Handling (Shanghai) Co., Ltd. as a distributor of forklift trucks in China.

Following China's rapid economic growth, its forklift truck market is expected to grow from approximately 25,000 units in 2002 to more than 30,000 units in 2005. The number of forklift trucks produced by foreign companies (i.e., excluding those manufactured by Chinese companies) is expected to grow from approximately 7,000 units in 2002 to more than 10,000 units in 2005 as deregulation in the country proceeds.

The new company, which started operations in June 2003, will take the initiative in forging a stronger sales network.

Products are provided by Toyota Industries (Kunshan) Co.,Ltd., a subsidiary of TICO which began production of forklift trucks in April 2003, and TICO to strengthen product competitiveness in the growing Chinese market.

1. Company Name	Toyota Material Handling (Shanghai) Co., Ltd.
2. Location	Shanghai, China
3. Date of Establishment	May, 2003
4. Start of Operation	June, 2003
5. Capital	One Million (USD)
6. Shareholders	TICO 70%, Toyota Tsusho 30%
7. President	Masatoshi Sekido
8. Outline of Business	Distribution of Forklift Trucks
9. Number of Employees	16
10. Planned Sales Unit	1,000 units (Year 2003)

Exhibit 8

(Brief Description)

February 26, 2003

Press Release on "Business Collaboration with Trancom"

On February 26, 2003, the Boards of Directors of both Toyota Industries and Trancom Co., Ltd. ("Trancom") voted to conclude a comprehensive agreement on business collaboration between the two companies.

Taking advantage of its extensive product lineup as well as long-accumulated production and logistics know-how, Toyota Industries is engaged in presenting comprehensive materials handling solutions from materials handling planning to management of distribution centers.

Trancom was among the first in the materials handling industry to shift away from a hardware-oriented business model to a materials handling solution business with an emphasis on software, solidly expanding its customer base.

Trancom's advanced information systems and proven distribution center management capability complement Toyota Industries' comprehensive capacity for proposing materials handling solutions and expertise in optimizing on-site logistics operations. We believe this collaboration will accelerate mutual growth in the materials handling solutions business.

of the withholding tax will be remitted by THE NOMURA SECURITIES CO., LTD. (9-1 1-chome, Nihonbashi, Chuo-ku, Tokyo) to places designated by the tendering individual shareholders who select separate withholding tax at source, and by tendering corporation shareholders immediately after the commencement date of settlement.

Commencement Date: February 24, 2003 (Monday)

- Tender Offer Report Copy is Available for Public Inspection at:
  Toyota Industries Corporation
  Address : 2-1 Toyoda-cho, Kariya-shi, Aichi-ken
  Tokyo Stock Exchange, Inc.
  Address : 2-1 Nihombashi Kabuto-cho, Chuo-ku, Tokyo
  The Nagoya Stock Exchange
  Address : 3-17 3-chome, Sakae, Naka-ku, Nagoya-shi
  Osaka Securities Exchange Co., Ltd.
  Address : 6-10 1-chome, Kitahama, Chuo-ku, Osaka-shi

Reference:

1. Decision of the repurchase of its own Shares by the 124th Annual Shareholders' Meeting held on June 27, 2002

   Type of shares : Common stock of the Company
   Total number of shares : Not to exceed 20,000,000 shares

2. Status of the repurchase progress as of February 18, 2003
   Number of shares already repurchased: 20,000,000 Shares

Exhibit7

(Brief Description)

February 18, 2003

Press Release on "Toyota Industries Corporation Announces the Result of Tender Offer Shares"

Toyota Industries Corporation today announced the result of its tender offer of common stock shares. This is in accordance with regulations prescribed in Provision of Clause 1 of Article 210 of the law in the commercial code pertaining to the procedures for retiring shares.

Descriptions

- Tender Offeror Name
  Toyota Industries Corporation

- Tender Offer Details

(1) Type of shares:	Common stock of the Company
(2) Period of Tender Offer:	From January 28, 2003 (Tuesday) to February 17, 2003 (Monday) (21 days)
(3) Purchase price:	1,714 Japanese Yen per share
(4) Planned Number of Shares Repurchased	5,050,000 Shares
(5) Number of Shares Tendered and Shares Repurchased:	Number of Shares Tendered: 5,136,100shares (5 Shareholders tendered) Number of Shares Repurchased: 5,050,000 shares Since the number of shares tendered exceeded the number of planned repurchased shares, tender offer or repurchased shares from each shareholder in proportion to the number of shares tendered)

- Settlement and Commencement Date Method
  A Purchase Notice will be mailed to the address of tendering shareholders immediately after the end of the tender offer period. Purchase will be made in cash. The proceeds of purchase after deduction